SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Annual Report 2002
Embratel Participações S.A.

Dear Shareholders:

Pursuant  to  legal  and  statutory  provisions,   the  Management  of  Embratel
Participações S.A., submits to the appreciation of Shareholders,  the Management
Report and the Company’s Consolidated  Financial Statements,  accompanied by the
Independent  Auditors’  Report,  referring  to the fiscal year ended on December
31st, 2002.

1 - Introduction

Embratel  Participações  S.A.  is a holding  company  of Empresa  Brasileira  de
Telecomunicações  S.A. -  Embratel,  the  largest  Brazilian  data and  Internet service provider and concessionaire of domestic and international  long-distance telephone  services,  in addition  to  authorized  provider  of local  services.
Embratel  Participações’  major  investment is its  shareholding in Embratel and
therefore,   its  consolidated  performance  essentially  represents  Embratel’s operating performance, which will be commented further on.

Embratel  Participações  is  controlled by WorldCom,  Inc., a U.S.  company that purchased it at a privatization bid held in July 1998.

Embratel Participações S.A.
Shareholders                                                 Common         %             Preferred          %               TOTAL          %
Startel Participações Ltda                           62,054,576,448     49.9%                     0       0.0%      62,054,576,448      18.6%
New Startel Participações Ltda                        2,350,574,677      1.9%                     0       0.0%       2,350,574,677       0.7%
PREVI - Caixa Prev. Func. Banco do Brasil             6,722,609,333      5.4%         6,633,362,644       3.2%      13,355,971,977       4.0%
Treasury Stock                                                    0      0.0%         1,769,666,671       0.8%       1,769,666,671       0.5%
Others                                               53,241,270,074     42.8%       201,626,967,745      96.0%     254,868,237,819      76.2%
Total                                               124,369,030,532    100.0%       210,029,997,060     100.0%     334,399,027,592     100.0%
Percentage per class of share                                 37.2%                           62.8%                       100.0%
----------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Date: Dec 31, 2002

Embratel S.A.
Shareholders                               Common            %
Embratel Participações S.A.         4,665,874,845        98.8%
Others                                 57,969,002         1.2%
Total                               4,723,843,847       100.0%
                                            Date: Dec 31, 2002

Embratel  Participações S.A.’s common and preferred shares are traded at the São
Paulo  Stock  Exchange.  In  addition,  the  company  has a level II ADR program representing preferred shares traded at the New York Stock Exchange.

2 - Macroeconomic Context and Field of Operation

Economic Scenario

In 2002, the world economic scenario did not show any significant improvement as compared to 2001.  The U.S.  economy  went on feeble and the  Brazilian  economy suffered with the  uncertainty  generated by the  presidential  election and the possibility of changes to the economic policy with the new government.

Concerning Embratel’s business, the macroeconomic  variables mostly affecting it were the low growth of the Brazilian economy and foreign exchange devaluation.

Telecommunications Sector

The   telecommunications   sector   regulated   by   Anatel   -   the   National
Telecommunications  Agency,  continued on its course of structural  changes.  In this sense,  two changes  were of  particular  importance  to the  company:  its certification for achieving  universalization  goals (May 8, 2002) and obtaining authorization to provide local services (August 9, 2002).

This license is critically  important since it allows Embratel to offer the only fixed  telecommunications  service missing in its line of corporate services. In late 2002, companies of six Brazilian cities (Fortaleza, Recife, Salvador, Porto
Alegre,  Belo Horizonte and Rio de Janeiro)  already relied on Embratel’s  local services.  The company’s  goal is to focus at first on trunk lines and customers already directly  connected to its network.  Currently,  through fiber,  digital radio and metal cables,  Embratel  makes direct  connections to over 32 thousand customers,  providing data and voice services.  This customer base, covering the largest  corporations  in the  country,  will be the  point  of  entry  to local service.

In 2002, the growth in the number of installed fixed lines was not as expressive as in previous years,  since most operators had achieved their  universalization goals, and actual demand for new lines was  significantly  reduced.  Total fixed lines in operation  increased from 37.4 million in 2001 to 38.8 million in 2002.
The number of cells phones in operation also increased from 28.7 million to 34.9 million in the same  period.  In that year,  therefore,  the growth in number of lines did not act as a major driver of the long-distance traffic growth.

In 2002,  two regional  operators  that achieved  their  universalization  goals received  extensions  of their  concessions  to  operate  in the  inter-regional
long-distance   market  and  received   authorizations  to  make   international
long-distance calls,  increasing  competition in these market segments.  Also in
2002,  two  companies  licensed to use Personal  Mobile  Service  (SMP)  started operating,  whose model for long-distance  connections requires the selection of the operator’s code.

Data Segment

Embratel is the leader in the Brazilian data  transmission  market.  The company distinguishes  itself from the other market competitors  through its broad reach in the  service  offer,  its ability to combine  services  to meet the  clients’
needs,  the expertise of its labor force,  sales team and national  service,  as well as the size and  quality  of its  network.  The data  services  offered  by
Embratel provide  dedicated lines at several speeds,  including high speed lines
to  other  telecommunications  services  operators,   several  technologies  for
switched  data  transmission,  satellite  data  transmission  and many  Internet products targeted at the corporate segment.

Its national and  international  extension  network  allows these products to be provided, in an integrated manner, in many regions of Brazil,  serving customers whose  needs  go well  beyond  a city,  state or  region.  Embratel  is the main company, in Brazil, providing high-speed Internet data services.

The market for data  services  provided  by the  company  in 2002  presented  an increasing demand for capacity and new services.  Measured in equivalent 2Mbits, the quantity of circuits supplied by the company had a 52% increase in 2002.

The circuit installed base growth was a result of new services,  net addition of customers and bandwidth  capacity  growth to already  existing  customers.  This reflects the fact that  Embratel  maintains a solid  position in the data market and is well prepared to benefit from the economy recovery.

Revenues  from  switched  and  satellite  services  increased  by 23%  and  16%, respectively,  offsetting  the  drop in  dedicated  service  revenues.  Internet service revenues remained stable in 2002.

Since privatization,  Embratel has been reaching a high level of diversification in revenues from data services and has increased its  value-added  service base.
Services that have lost weight in the revenue  formation  were  commodity  types ones.  Evidencing the company’s  innovating  ability,  approximately 27% of data revenues derive from services developed over the past 4 years.

In addition,  the customer net base has kept on expanding.  In the past 2 years, growth has been 28%. Embratel has also diversified its customer base in the past four years,  by adding to its list of  customers a growing  number of medium and small-size  companies.  This has  been the  result  of a  coordinated  strategy, involving efforts in the sales, product and access development areas.

Telephone Segment - Voice (National and International Long-Distance)

Embratel,  by maintaining its focus on income  profitability,  has increased the number of blocked  lines due to bad debt and fraud.  In late 2001,  1.8  million lines were blocked, rising to 4.6 million in late 2002. This was the main reason for the drop in long-distance revenues. However, in national long-distance,  the average  revenue  per  minute was 3.0% and 12.0%  above 2001 and 2002  averages, respectively,  showing the company’s focus on preserving its profitability.

The market being open to two  additional  competitors  has also  contributed  to
reduce  the  national   long-distance  revenue.  The  highest  impact  from  the
competition  was on the  inter-regional  long-distance  revenue  from  the  0800 service  belonging to two regional  operators that have been  authorized to make inter-regional  calls. Revenues from these two operators were approximately R$73 million in the first six months of the year,  dropping to R$30  million in third quarter and to zero in fourth quarter, since the operators directed this captive traffic to their own networks (Embratel,  in its turn, started  apportioning its local income related to its 0800 services).

Embratel  continued  to increase  its income in the major voice  services to the corporate  market.  As part of the  strategy to replace  basic  voice  income by
Embratel services adding value to its corporate customers, the company continued
to increase its VipPhone and Advanced Voice Services  sales.  Combined  revenues from this services  increased 32% in 2002. The number of VipPhone customers rose
55% in 2002. In 1998 there were no VipPhone customers and, currently, they reach approximately 5,000.  Corporate customer revenues arising from alternative plans also had over a 200% growth.

In the residential and small-business  market,  Embratel has emphasized not only profitability,  but also revenues originating from recurrent customers. Embratel offered and  managed to  increase  the number of  authorizations  for  automatic payment of its bills by 34% in 2002,  improving  its  invoice  payment  profile.
Bills paid via Internet,  a process that began in December 2001,  also increased significantly.  Together,  the  collection  via automatic  payments and Internet payments represented about 30% of domestic long-distance basic voice income. The number  of  bills  in  the  co-billing  program  corresponds  monthly  to 25% of recurrent  users.  In  addition,  Embratel  keeps  attracting  customers  to its alternative plans.  Income from the residential and  small-business  market with alternative plans grew 131% in 2002.

In the international voice service market,  Embratel has successfully maintained its  high-profitability  customers  by offering  alterative  plans to meet their needs.  As to incoming  traffic,  Embratel has been  skillfully  working out the carriers market in a segmented manner, by offering quality at competitive prices to those  demanding  more quality,  and services at more  competitive  prices to cost-sensitive customers.

Local Services

By early January 2003,  over 300 customers had already  subscribed to Embratel’s local services.  The company will provide local services in 29 cities (including practically  all state  capitals  and some  cities  in the state of São  Paulo).
Embratel is the only local  service  provider to be present in  practically  all
Brazilian states,  and may be characterized as the only nationwide local service operator.  This condition will allow Brazilian companies located in these cities to  have a sole  fixed  telecommunications  service  provider.  In  addition  to offering  one single  number  throughout  the  country and  competitive  prices,
Embratel innovates by billing its calls per minute,  adding  transparency to the service being provided.

3 - Services

Data and Internet  Services - Among  dedicated data  services,  we can highlight
TopNet  (private data  transmission  service with  continued  transmission)  and
PrimeLink (continuous data transmission to any point in Brazil, with data, image and voice  integration).  In the switched data  segment,  we highlight the frame relay technology service family:  Fastnet,  E-Pack (customized data transmission solution for magnetic card  transactions) and Atmnet  (high-speed,  geographical dispersion voice, video and multimedia transmission).

Embratel has an Internet services  portfolio  targeted at the business corporate market, among which we emphasize:  Business Hosting (website hosting service for companies  which allows  multimedia  transmission in real time on the Internet);
Business Security  (Internet security  services);  Business Link Direct (private and dedicated connection with Internet using the TCP/IP protocol); Business Link on Demand (private  connection  using the TCP/IP  protocol who traffic  presents large variation of  seasonality);  Business Link Flex (private  connection using the TCP/IP protocol for creating Intranets and Extranets); Business Dial (remote dialed  Internet  access  and dialed  access to the  companies'  Intranets)  and
Business IP Sat (broadband Internet dialed access, via satellite with high-speed connection, in remote localities of the country).

An important  release in 2002 was the  increment in the Business IP VPN service, based on  Multiprotocol  Label Switching (MPLS)  technology,  by introducing the
Quality of Service (QoS)  assurance  seal.  This  facility  allows to prioritize critical  applications  and to provide  traffic among  different VPN points with differentiated  treatment.  This new feature is particularly  used in multimedia applications  and can be defined  according to  customers’  needs.  There are no restrictions  on distance or speed, as it may be provided from 64Kbps to 622Kbps through  Embratel’s  Internet  backbone,  currently  comprising  150  points  of presence, 26 routing centers, dual routes and 35Gbps traffic capacity.

Also,  Business  Link Fácil  service,  a 60Kbps  Internet  dedicated  connection developed  for the small and medium sized  companies  corporate  market,  can be provided  through  Embratel’s  digital  access  network  and from its  points of presence.

Optional  Telephone Plans - Sempre 21 (benefits  clients calling during business hours),  Toda Hora 21 (benefits  clients  calling in the evening and  weekends),
Unidos Via 21 (benefits clients calling  recurrently 3 DDD locations),  Opção 21
(benefits  clients making  intra-state  calls),  Muito Mais 21 (benefits clients making DDD calls through the sale of minute  packages in  heavy-traffic  hours),
Todo  Mundo 21  (benefits  clients  making  international  calls);  Ligue DDI 21
(benefits clients making international calls to four country groups on weekdays)
and  Passaporte  21 (benefits  clients  making  international  calls  because it presents a simplified rate and better prices in reduced-rate hours). The company has also released its prepaid card throughout the country,  benefiting  those in transit and on a trip, students who want to control their spending.

Billing - From January 2000 on, Embratel  started directly billing for telephone services  provided to its clients.  Since then,  Embratel has been  implementing several  systems and enhancing its  infrastructure  aiming to manage billing and collection within a context of selection of long-distance operator per call.

In 2002 Embratel  completed the  implementation of systems assisting in reducing bad debt by half.  During 2001, the company  implemented  the first phase of the call  management  system,  closing the year with 1.8  million  lines with access blocked to code 21 due to bad debt or fraud.  In 2002,  the second phase of this system was  implemented,  allowing the company to obtain an  unlimited  blocking capability,  reaching  a total of 4.6  million  blocked  lines due to default on payment and fraud by late 2002.

The  increase  in the  amount  of lines  blocked  due to bad debt and  fraud has contributed to the reduction of traffic flowing in the company’s  networks.  Its effect is very  positive,  since it  improves  cash  generation  as it no longer incurs the cost of provided service (mainly  interconnections)  in calls made by consumers who do not pay for the service used.

Also in 2002, Embratel signed co-billing  contracts with companies CTBC, Telemar and  Telefonica,  and has been  increasing  the amount of bills sent through the local  operator.  Given the long cycle between  sending the records to the local operator for billing, actual billing and transfer of income to Embratel, and the fact  that the  increase  of bills  invoiced  through  joint-invoicing  has been occurring  gradually,  the expected  impact of  joint-invoicing  on the level of allowance for doubtful accounts will also occur gradually.

Other  initiatives taken by the company to upgrade the billing process have been the  implementation  of the  billing  system - CACS,  in  February  2002,  which substantially  improves the company’s  capability to act effectively in relation to billing, and significant increase in calls billed through automatic payments.
Income billed via automatic payments increased 23% from 2001 to 2002.

All these  measures  enabled  reducing the provision for doubtful  accounts from
15.5% of net income in 2001 to 8.8% in 2002. This  improvement was followed by a reduction in the average time of accounts  receivable,  which reached 67 days at year’s end, as well as a reduction in the amount of overdue bills as of 60 days.
In late 2002,  approximately 68% of accounts  receivable (net) of voice services were  represented  by current  amounts (calls not yet billed and/or calls billed but not yet  overdue).  In 2001,  this amount did not exceed 62% of net accounts receivable of voice services.

Taxes,  Fees and Contributions - In 2002,  Embratel  established a provision for tax  payment  around  R$2.3  billion.  Among these  taxes,  in addition to those already  known,  such as ICMS,  ISS, PIS,  COFINS and CPMF, we also have federal contributions such as FUST  (Telecommunications  Service Universalization Fund),
FUNTTEL (Brazilian Telecommunications Technological Development Fund) and FISTEL
(Telecommunications Inspection Fund).

Social Aid Activities - Embratel takes part in several  cultural,  educative and social aiding and  supporting  initiatives.  Instituto  Embratel 21,  created by
Embratel  in 2001 aimed at  developing  and  supporting  cultural,  educational, scientific, social and sports projects, developed as its major projects in 2002, favoring digital inclusion of the population:  "Biblioteca  Digital  Multimídia"
(Multimedia  Digital  Library),  benefiting 90 public  libraries  throughout the country,  providing them with access to titles in the National Library that have been digitalized,  as well as videos generated with partnerships of the National
Library Foundation, UNB, USP, Instituto EDUMED, PUC-Rio, PUC-Minas,  UNESCO, ESG
and Instituto Itaú Cultural; “Tesouros de São Paulo” (“Treasures of São Paulo”),
benefiting  67 public  libraries in the city of São Paulo,  providing  them with access to titles in Mario de Andrade  Library and in Solar da Marquesa that have been digitalized,  as well as videos generated with partnerships of the Mario de
Andrade Library and São Paulo Cultural Center.

In welfare  projects,  it supports the  ConvHIVendo  Project,  which is aimed at providing  social and  psychological  assistance  to  HIV-positive  children and teenagers,  their families and health  professionals;  support to Associação dos
Amigos do Instituto  Nacional do Câncer - AMINCA (the  Association of Friends of
the  National  Cancer   Institute  -  Aminca);   to  Associação   Fluminense  de
Reabilitação   (the   Rio  de   Janeiro   State   Rehabilitation   Association),
collaborating   in  the  treatment  of  children   with  several   physical  and
neurological pathologies;  to Instituto Ronald MacDonald de Apoio à Criança (the
Ronald  McDonald  Institute  for Children  Support) - caring for  cancer-bearing children;  to Associação de Parentes e Amigos de Pessoas com Alzheimer,  Doenças
Similares e Idosos  Dependentes - APAZ (the Association of Relatives and Friends
of People with  Alzheimer  Disease,  Similar  Diseases and  Dependent  Elderly -
Apaz);  to Centro de Ensino e  Pesquisas  Pró-Cardíaco  (Pro-Cardiac  Center for
Education  and Research) - Pro-Cardiac  Children;  and to Associação  Brasileira
Beneficente de  Reabilitação - ABBR (the Brazilian  Beneficence  Association for
Rehabilitation - ABBR).

Embratel Network - 2002 Yearend

National Network

•    The only company with a fully digitalized nationwide network;
•    More than 28.8 thousand km of optical  fiber cables with 1,069  thousand km of fiber;
•    Installed transmission capacity of 260 Gbps.

Satellite Network

•    Embratel pioneered in the offer of satellite services in Latin America;
•    Satellites  provide  high-quality  services where there is no optical fiber
     (65 cities are covered via satellite);
•    5 satellites in orbit (4 over Latin America and 1 over the U.S.A.);
•    85 land stations.

International Network

•    Embratel’s  International  Network allows  integration,  also through fully optical means,  of Brazil with all the countries with which we have traffic interest;
•    The  transmission  is carried out the submarine  cables system:  AMERICAS-1
     (United  States),  COLUMBUS-2  (Europe and Asia) and UNISUR (South America)
     and submarine cable systems AMERICAS-2 (United States),  ATLANTIS-2 (Europe
     and  Asia)  and   COLUMBUS-3   (Europe  and  United   States).   Embratel’s
     international transmission capacity is 606,000 voice-equivalent circuits in
     2002.  These  cutting-edge  technology  systems operate through  reciprocal
     restoration,   thus   providing   higher   reliability   and   quality   in
     communications;
•    Embratel’s  international switching is 100% digital and allows more than 23 thousand simultaneous calls by telephone and advanced voice service;
•    Embratel takes part in the international  consortia Intelsat,  Inmarsat and
     New Skies, and has 7 land stations that provide access to these satellites, enabling the company to offer  diversified  international  fixed and mobile services.

Internet Network

•    Latin  America's  larger  Internet  backbone  with  more  than 35 Gbps at a national level;
•    National coverage - 300 locations throughout the country;
•    International  backbone with optical  fiber and satellite  circuits for the
     United States, Europe and Mercosur countries;
•    International connections totaled over 3.7Gbps;
•    Performance Guarantee Program (Quality of Service - QoS / 99.7%).

Local Network

•    Over 945 km of urban loops in major Brazilian cities;
•    Over 32,200 customers connected by its own fiber optics and digital radio;
•    Approximately  1,360 km of copper  networks in major towns of 25  Brazilian states.

4 - Economic Performance - Consolidated Financial Results

Net  Revenues - Embratel  Participações  closed  2002 with a R$7.1  billion  net revenues,  representing a 4.7%  reduction when compared to 2001.  This variation resulted from the reduction in voice revenues as a result of strong  blocking of bad debt and fraudulent lines and competition.

Net Revenues per Service

R$ thousands                         2002         2001   VAR % YEAR

LDN                             4,356,796    4,555,279        -4.4%
LDI                               666,714      857,072       -22.2%
Voice                           5,023,510    5,412,351        -7.2%
-------------------------------------------------------------------
Data & Internet                 1,756,507    1,691,099         3.9%
Line Rental to Other Providers     75,932      123,630       -38.6%
Total Data                      1,832,439    1,814,729         1.0%
-------------------------------------------------------------------
Other Services                    251,129      233,876         7.4%
Net Revenues                    7,107,078    7,460,956        -4.7%
-------------------------------------------------------------------

Data revenues - The data revenues from data,  including  Internet,  rose 1.0% in
2002 reaching R$1.8 billion.  This data income growth was possible due to a high capacity band growth  provided to customers,  new services and the customer base growth, which enabled the offsetting of the price reduction that occurred during the period.

National  Long-Distance - Income from domestic  long-distance was R$4.4 billion, representing a 4.4%  reduction in relation to the previous year.  This reduction occurred  due to the growing  number of blocked  lines due to bad debt and fraud and competition.

International  Long-Distance - Income from international long-distance underwent a 22.2% drop in 2002. This drop is due to traffic  reduction because of blocking due to bad debt or  fraudulent  lines and the entrance of new  competitors  into this market segment.

Operating  Profit before  Financial  Expenses - In 2002,  Embratel  presented an operating  profit  before  financial  income of R$216 million in comparison to a
R$64 million loss in 2001. This strong growth was caused by reducing expenses on doubtful  accounts  from R$1.2 billion in 2001 to R$627 million in 2002, as well as cutting interconnection cost in relation to income.

Net Loss - In 2002,  Embratel  presented a R$626 million net loss.  This loss is the result of the impact of the real  devaluation  against the dollar  (52.3% in the year) in the unprotected debt against foreign exchange variations.

Financial  Situation  -  Embratel  closed  the year  with a R$887  million  cash position.  Total  debt on  December  31,  2002 was  R$4.9  billion.  Most of the company’s debt is in foreign currency.  About 35% of the company’s total debt is protected against foreign exchange variation.

Accounts  Receivable - The accounts  receivable net balance on December 31, 2002 was R$1.6  billion,  representing  a R$338  million  reduction  in  relation  to
December  2001.  This  reduction is due to  improvement in billing and receiving time.

5 - Compliance with CVM (Brazilian Securities Commission) - Instruction n° 381

On January 14, 2002, CVM (Brazilian Securities Commission) issued Instruction n°
381,  which  regulates  disclosure,  by  Audited  Entities,  of  information  on provision, by the independent auditor, of services other than external audit.

In the fiscal year ending on December 31,  2002,  the  independent  auditors who provide  service to Embratel and its  controlled  companies  were hired for some additional  services to  examining  financial  statements.  Such  services  were substantially  hired between  September and October 2002, and mainly referred to collection,  critique and  compilation  of data prepared by the company’s  areas and/or by third parties, not involving expression of opinion or any other formal expression  of  judgment by  external  auditors  in  relation  to the  collected information.

Such  additional  hired services  amounted to  approximately  R$680 thousand and corresponded  to more  than 5% of the  total  amount  of  fees  associated  with external audit services.

The  Company’s  procedure  is to  involve  in advance  its Legal  Department  in assessing  the purpose of the  services  to be provided by external  auditors in addition to examining financial results,  in order to conclude,  in the light of pertinent  laws,  whether such  services,  by their  nature,  do not represent a conflict of interest or affect the  independence  and objectivity of independent auditors.

6 - Investments

The company  invested  R$1.0  billion in 2002.  Investments  were  segmented  as follows:  access and local  infrastructure - 24,6%; data and Internet services -
16.9%; network infrastructure - 9.8%; others 32.0% and Star One - 16.7%.

7 - Commitments with ANATEL

The  company  fulfilled,  in 2002,  all  quality  goals set by Anatel.  The Call
Completion  Rate  remained,  on  average,  over  65% and  Congestion  Rate  (CO)
remained, on average, under 6%.

8 - Human Resources

Embratel closed 2002 with a staff of 12,010 employees, of which 7,106 are of the
Operator Embratel itself, 187 are of Star One and 4,717 belong to BrasilCenter.

In 2002,  there was a small addition to  BrasilCenter’s  staff, a non-outsourced company, responsible for Embratel’s customer care service. This is mainly due to the collection effort with defaulting customers,  record correction and customer loyalty work such as automatic  payments and alternative  plans.  BrasilCenter’s employees hold 2,099 customer care service positions.

Embratel  is  continuously  renewing  its labor  force,  adding new  talents and adjusting the profile of its teams to market  requirements.  By the end of 2002,
it  implemented  an  encouraged   resignation  program  for  employees  reaching
retirement age.

Embratel maintains a Quality of Life Program - Feliz da Vida (the Happily Alive)
which for the second year in a row has been awarded the National Quality of Life
Prize,  highlighting  Embratel among those  companies aware of the importance of its employees’ well-being to the organizations success.

9 - Acknowledgments

Concluding,  we thank our Shareholders,  Customers,  Governments,  Suppliers and
Financial Institutions for their support and trust deposited, and especially our collaborators for their dedication and efforts.

The Management

Rio de Janeiro, March 17, 2003.

Embratel
Participações S.A.

Financial Statements for the Years Ended
December 31, 2002 and 2001 and
Report of Independent Public Accountants

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience  translation  into English from the original  previously  issued in
Portuguese.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro - RJ

1.   We have audited the  accompanying  individual  (Company)  and  consolidated balance  sheets of  Embratel  Participações  S.A.  and  subsidiaries  as of
     December  31,  2002,  and the  related  statements  of  income,  changes in shareholders'  equity  (Company) and sources and  applications of funds for the years then ended,  prepared under the  responsibility of the Companies'
     management.  Our responsibility is to express an opinion on these financial statements.

2.   Our audits were conducted in accordance with auditing  standards  generally accepted in Brazil and  comprised:  (a)  planning of the work,  taking into consideration the materiality of balances, volume of transactions,  and the
     accounting   and   internal   control   systems  of  the  Company  and  its
     subsidiaries;  (b) checking,  on a test basis,  of the evidence and records that  support the amounts and  accounting  information  disclosed;  and (c)
     evaluating  the relevant  accounting  practices and  estimates  made by the
     Company’s  management,  as  well  as  the  presentation  of  the  financial statements taken as a whole.

3.   In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position  of Embratel  Participações  S.A. as of  December  31,  2002,  the
     results of their operations, the changes in shareholders' equity (Company), and the  sources  and  applications  of funds  for the year  then  ended in accordance with accounting practices generally accepted in Brazil.

4.   The  individual  (Company)  and  consolidated  financial  statements  as of
     December 31, 2001,  presented  for  comparative  purposes,  were audited by other independent public accountants,  and an unqualified report was issued on February 15, 2002.

5.   The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 17, 2003.

DELOITTE TOUCHE TOHMATSU                                Francisco Papellás Filho
Auditores Independentes                                 Engagement Partner

                                      EMBRATEL PARTICIPAÇÕES S.A.

                            BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                                   (In thousands of Brazilian reais)

                      (Translation of the report originally issued in Portuguese.
                                See Note 31 to the financial statements)

                                  LIABILITIES AND SHAREHOLDERS’ EQUITY

                                              A S S E T S

                                                                       Company                     Consolidated
                                                    Notes       2002            2001           2002            2001

CURRENT ASSETS                                                     49,114         49,236       3,164,880      3,377,607
                                                            -------------  -------------   -------------  -------------
     Cash and cash equivalents                       12            20,167         20,875         886,991        652,153
     Trade accounts receivable                       13                 -              -       1,590,996      1,929,278
     Deferred and recoverable taxes                  14            28,947         28,361         437,838        606,191
     Other current assets                                               -              -         249,055        189,985

NONCURRENT ASSETS                                                  12,516         12,516       1,496,032        899,031
                                                            -------------  -------------   -------------  -------------
     Deferred and recoverable taxes                  14                 -              -       1,185,636        490,604
     Deposits in court                                             12,516         12,516         270,011        341,562
     Other noncurrent assets                                            -              -          40,385         66,865

PERMANENT ASSETS                                                4,717,786      5,344,538       8,184,696      8,181,438
                                                            -------------  -------------   -------------  -------------
     Investments                                     15         4,717,786      5,344,538         267,042        169,627
     Property, plant and equipment                   16                 -              -       7,795,867      7,849,429
     Deferred assets                                 17                 -              -         121,787        162,382
                                                            -------------  -------------   -------------  -------------
          Total assets                                          4,779,416      5,406,290      12,845,608     12,458,076
                                                                 ========       ========       =========       ========

                                 The accompanying notes are an integral
                                  part of these financial statements.

                                      EMBRATEL PARTICIPAÇÕES S.A.

                            BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                                   (In thousands of Brazilian reais)

                      (Translation of the report originally issued in Portuguese.
                                See Note 31 to the financial statements)

                                  LIABILITIES AND SHAREHOLDERS’ EQUITY

                                                                            Company                      Consolidated
                                                        Notes        2002            2001            2002           2001

CURRENT LIABILITIES                                                    46,192         46,187       5,032,843      3,497,864
                                                                --------------  --------------  -------------  --------------
     Personnel, charges and social benefits                                 -              2         118,075         99,202
     Accounts payable and accrued expenses                18               81              1       1,680,690      1,569,123
     Taxes and contributions                              19           22,635         22,606         252,284        450,308
     Dividends and interest payable on capital            23           23,466         23,565          37,720         30,240
     Loans and financing                                  20                -               -      2,566,482      1,079,953
     Provision for contingencies                          21                -               -         53,378         33,573
     Employees' profit sharing                                              -               -         42,113         22,610
     Actuarial liabilities - Telos                        22                -               -         63,973         61,506
     Related party liabilities                            24                -              3          96,671         39,091
     Other current liabilities                                             10             10         121,457        112,258

NONCURRENT LIABILITIES                                                 13,431         13,431       2,747,000      3,236,877
                                                                --------------  --------------  -------------  --------------
     Loans and financing                                  20                -               -      2,325,453      2,648,157
     Actuarial liabilities - Telos                        22                -               -        338,982        358,343
     Taxes and contributions                              19          12,516          12,516          55,557        229,462
     Sundry credits and other liabilities                                915             915          27,008            915
                                                                --------------  --------------  -------------  --------------
DEFERRED INCOME                                                             -               -        121,889        132,038
                                                                --------------  --------------  -------------  --------------
MINORITY INTEREST                                                           -               -        224,083        244,625
                                                                --------------  --------------  -------------  --------------
SHAREHOLDERS' EQUITY                                      23        4,719,793      5,346,672       4,719,793      5,346,672
                                                                --------------  --------------  -------------  --------------
     Capital stock paid-in                                          2,273,913      2,273,913       2,273,913      2,273,913
     Revenue reserves                                               1,912,113      1,912,113       1,912,113      1,912,113
     Treasury stock                                                  (41,635)        (41,101)       (41,635)        (41,101)
     Retained earnings                                                575,402       1,201,747        575,402       1,201,747
                                                                --------------  --------------  -------------  --------------
          Total liabilities and shareholders' equity                4,779,416      5,406,290      12,845,608     12,458,076
                                                                    ========        ========       ========        =========

                                 The accompanying notes are an integral
                                  part of these financial statements.

                                      EMBRATEL PARTICIPAÇÕES S.A.

                                          STATEMENTS OF INCOME

                             FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                   (In thousands of Brazilian reais, except loss per thousand shares)

                      (Translation of the report originally issued in Portuguese.
                                See Note 31 to the financial statements)

                                                                                Company                   Consolidated
                                                              Notes        2002         2001           2002           2001

GROSS OPERATING REVENUE
      Telecommunications services                                               -             -      9,217,872     10,052,001
      Gross revenue deductions                                                  -             -     (2,110,794)    (2,591,045)
                                                                       -----------    -----------   -----------    -----------
      Net operating revenue                                     5               -             -      7,107,078      7,460,956
      Cost of services                                          6               -             -     (4,736,435)    (4,954,802)
                                                                       -----------    -----------   -----------    -----------
          Gross profit                                                          -             -      2,370,643      2,506,154
                                                                       -----------    -----------   -----------    -----------
OPERATING REVENUES (EXPENSES)                                            (629,850)     (542,380)    (2,154,675)    (2,570,505)
                                                                       -----------    -----------   -----------    -----------
     Selling expenses                                           7               -             -     (1,076,085)    (1,579,596)
     General and administrative expenses                        8          (3,158)       (3,216)    (1,109,119)      (987,958)
     Other operating revenues (expenses), net                                   -             -         30,529         (2,951)
     Equity method results                                               (626,692)     (539,164)             -              -
                                                                       -----------    -----------   -----------    -----------
OPERATING INCOME (LOSS)
     BEFORE INTEREST                                                     (629,850)     (542,380)       215,968        (64,351)
     Interest income (expense)                                  9           3,640         1,711     (1,465,828)      (636,500)
                                                                       -----------    -----------   ------------   -----------
OPERATING LOSS                                                           (626,210)     (540,669)    (1,249,860)      (700,851)

Extraordinary non-operating income - ILL                       11               -             -        198,131              -
Other non-operating income (expense), net                      10             (58)          (29)        10,989        (75,902)
                                                                       -----------    -----------   ------------   ------------
LOSS BEFORE TAXES
      AND MINORITY INTEREST                                              (626,268)     (540,698)    (1,040,740)      (776,753)
          Income tax and social contribution on profits        11             (77)       (4,059)       414,196        222,088
          Minority interest                                                     -             -         (8,611)        (5,526)
                                                                       -----------    -----------   ------------   ------------
LOSS BEFORE REVERSAL OF
     INTEREST ON CAPITAL                                                 (626,345)     (544,757)      (635,155)      (560,191)
Reversal of interest on capital                                                 -             -          8,813          6,520
                                                                       -----------    -----------   -------------  ------------
LOSS FOR THE YEAR                                              23        (626,345)     (544,757)      (626,342)      (553,671)
                                                                       ===========    ===========   =============  ============
QUANTITY OF OUTSTANDING SHARES
     (IN THOUSANDS)                                                    332,629,361   332,932,361
                                                                       ===========   ============
LOSS PER THOUSAND SHARES                                                  (1.88)       (1.64)
                                                                           ====         ====

                                 The accompanying notes are an integral
                                  part of these financial statements.

                                      EMBRATEL PARTICIPAÇÕES S.A.

                             STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

                             FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                   (In thousands of Brazilian reais)

                      (Translation of the report originally issued in Portuguese.
                               See Note 31 to the financial statements.)

                                                                                          Company
                                                                      Income reserves
                                                                               Unrealized
                                                      Capital       Legal       earnings      Treasury        Retained
                                                       stock       reserve      reserve        shares         Earnings         Total

BALANCES AS OF DECEMBER 31, 2000                      2,134,427     190,491     1,721,622       (41,475)       2,077,105     6,082,170
Capital increase                                        139,486           -              -             -        (139,486)             -
Sale (repurchase) of shares - Note 23.f                       -           -              -          374              (65)          309
Prior period adjustment - Medical Assistance
   Plan (CVM Deliberation No. 371) - Note 22                  -           -              -             -        (191,050)     (191,050)
Loss for the year                                             -           -              -             -        (544,757)     (544,757)
                                                   ------------- ----------- -------------   ----------    -------------   -------------
BALANCES AS OF DECEMBER 31, 2001                      2,273,913     190,491     1,721,622       (41,101)       1,201,747     5,346,672
Repurchase of shares                                          -           -              -         (534)         -                (534)
Loss for the year                                             -           -              -             -        (626,345)     (626,345)
                                                   ------------- ----------- -------------   ----------    -------------   -------------
BALANCES AS OF DECEMBER 31, 2002                      2,273,913     190,491      1,721,622      (41,635)         575,402      4,719,793
                                                       ========      ======      ========        ======         ========      ========
                                                                        1,912,113
                                                                         ========

                                 The accompanying notes are an integral
                                   part of these financial statements.

                                      EMBRATEL PARTICIPAÇÕES S.A.

                            STATEMENTS OF SOURCES AND APPLICATIONS OF FUNDS

                             FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                   (In thousands of Brazilian reais)

                      (Translation of the report originally issued in Portuguese.
                                See Note 31 to the financial statements)

                                                                             Company                Consolidated
                                                                        2002        2001         2002          2001

SOURCES OF FUNDS:
     From operations-
        Loss for the year                                             (626,345)           -     (626,342)     (553,671)
        Expenses (revenues) not affecting working capital-
            Minority interests                                                -           -         8,611        5,526
            Depreciation                                                      -           -     1,075,128      998,368
            Amortization                                                      -           -        67,040       63,263
            Monetary and exchange variations and other charges on
                 noncurrent liabilities                                       -           -     1,458,740      236,279
            Monetary and  exchange  variations  and other  revenues
from
                 noncurrent assets                                            -           -             -          120
            Exchange variation on investments                                 -           -      (97,317)      (26,983)
            Realization of deferred income                                    -           -      (19,132)      (26,767)
            Investment write-off                                                          -             -             -
                                                                         60
            Loss on disposal of property, plant and equipment                 -           -         5,887       76,398
            Loss (gain) on long term hedge contracts                          -           -     (228,536)      142,556
            Long term deferred income tax and social contribution             -           -     (696,869)     (168,590)
            Actuarial liabilities update - Medical Health Care Plan           -           -      (16,736)             -
            Equity on investment                                        626,692           -             -             -
            Other operating revenues                                          -           -      (26,445)      (22,667)
                                                                     ----------------------------------------------------
                                                                            407           -       904,029      723,832
     From third parties-
         Increase in noncurrent liabilities-
            Taxes and contributions                                           -           -           861       61,844
            Loans and financing                                               -           -       722,585    1,712,118
            Actuarial liabilities - Telos (Note 22)                           -           -             -      193,424
            Other liabilities                                                 -     12,516         26,093             -
         Transfer from noncurrent to current assets                           -           -        44,075      273,778
          Transfer from investment to deferred assets on merger of
             Acessonet (Note 17)                                              -           -             -      202,978
          Effect of the merger of Star One                                    -           -             -        8,914
          Effect of the merger of Star One - minority interests               -           -             -       27,221
         Reduction in noncurrent assets                                       -           -       181,220             -
         Effect on Parent Company of adjustment to subsidiary’s
            shareholder’s equity (Note 22)                                    -    191,050              -             -
         Disposal of property, plant and equipment                            -           -         5,766        7,938
         Increase in deferred income                                          -           -         8,983       48,178
         Sale of shares                                                       -        374              -          374
         Other                                                                -        129          1,479             -
                                                                     ----------------------------------------------------
          Total sources of funds                                            407    204,069      1,895,091    3,260,599
                                                                     ----------------------------------------------------

                                                                                                                      (continue)

                                      EMBRATEL PARTICIPAÇÕES S.A.

                            STATEMENTS OF SOURCES AND APPLICATIONS OF FUNDS

                             FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                   (In thousands of Brazilian reais)

                      (Translation of the report originally issued in Portuguese.
                                See Note 31 to the financial statements)

                                                                             Company                Consolidated
                                                                        2002        2001         2002          2001

APPLICATIONS OF FUNDS:
In operations -
      Loss for the year                                                       -    544,757             -              -
      Expenses not affecting working capital -
         Equity method results                                                -   (539,164)            -              -
                                                                     -----------  ---------  ------------  -------------
                                                                              -      5,593             -              -

     Increase in noncurrent assets                                            -      6,933      125,427        436,944
     Decrease in noncurrent liabilities -
         Taxes and contributions                                              -           -     173,122               -
     Additions to investments                                                 -           -          98         17,270
     Additions to property, plant and equipment                               -           -   1,034,700      1,465,008
     Transfer from investment to deferred assets on merger
         of Acessonet (Note 17)                                               -           -            -
                                                                                                             202,978
     Proposed dividends and interest on capital                               -           -      23,728               -
     Effect of capital increase in subsidiary Star One - minority             -           -       5,425               -
interests
     Repurchase of shares                                                   534         65          534             65
     Prior period adjustment (Note 22)                                        -    191,050             -       191,050
     Transfer from noncurrent to current liabilities                          -           -   2,279,763        855,065
                                                                     -----------  ---------  ------------  -------------
          Total applications of funds                                       534    203,641    3,642,797      3,168,380
                                                                     -----------  ---------  ------------  -------------
INCREASE (DECREASE) IN NET WORKING CAPITAL                                (127)        428   (1,747,706)        92,219
                                                                       =======     =======     ========       ========
VARIATIONS OF NET WORKING CAPITAL:

CURRENT ASSETS:
      At beginning of period                                            49,236     249,202    3,377,607      3,399,485
      At end of period                                                  49,114      49,236    3,164,880      3,377,607
                                                                     -----------  ---------  ------------  ------------
                                                                          (122)   (199,966)    (212,727)       (21,878)
                                                                     -----------  ---------  ------------  ------------
CURRENT LIABILITIES:
     At beginning of period                                             46,187     246,581    3,497,864      3,611,961
     At end of period                                                   46,192      46,187    5,032,843      3,497,864
                                                                     -----------  ---------  ------------  ------------
                                                                             5    (200,394)   1,534,979       (114,097)
                                                                     -----------  ---------  ------------  ------------
INCREASE (DECREASE) IN NET WORKING CAPITAL                                (127)        428   (1,747,706)        92,219
                                                                       =======     =======     ========       ========

                                 The accompanying notes are an integral
                                  part of these financial statements.

                           EMBRATEL PARTICIPAÇÕES S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

              (Amounts in thousands, except as indicated otherwise)

           (Translation of the report originally issued in Portuguese.
                    See Note 31 to the financial statements)

1.   OPERATING OVERVIEW

Embratel  Participações  S.A.  (“Company”)  was  incorporated in accordance with article  189 of Law  No. 9,472/97  - General  Telecommunications  Law - based on
Decree No. 2,546 of April 14,  1998. The Company resulted from the spin-off from
Telecomunicações  Brasileiras S.A. - Telebrás,  as approved at the May 22,  1998
General Meeting of  Shareholders.  The spin-off was based on an appraisal report as of February 28, 1998.

The Federal  Government  sold its  interest of 19.26% in Embratel  Participações
S.A., at a public  auction at the Rio de Janeiro Stock Exchange held on July 29,
1998, to Startel Participações Ltda. (WorldCom).

Embratel  Participações S.A. holds 98.8% of the capital of Empresa Brasileira de
Telecomunicações S.A. - Embratel.  Embratel provides  international and domestic long-distance  telecommunications  services  in  Brazil,  under the terms of the concession  authorized by the Federal Government,  which will expire on December
31, 2005, and may be renewed for a 20-year term.

The businesses of the  subsidiaries  Embratel and Star One S.A. are regulated by
Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian  telecommunications  industry,  pursuant to Law No. 9,472,  of
July 16, 1997, and related regulations, decrees, decisions and plans.

On August 15,  2002,  the  subsidiary  Embratel  was granted an  undefined  term authorization by Anatel to operate Switched Fixed Telephony Services (STFC), for local  services,  in areas  equivalent  to regions I, II and III of the  General
Grant Plan (“Plano Geral de Outorgas”),  which  represents the  authorization to operate in domestic  territory.  The subsidiary Embratel started rendering those services effective in December 2002.

On November  1, 2000,  the  subsidiary  Embratel  incorporated  Star One S.A. to manage satellite operations,  as the main Brazilian provider of transponders for radio-communication  services  such as: (i) network  services;  (ii)  end-to-end telecommunications  services;  and (iii)  transmission  of radio and  television broadcasting. On the date of incorporation,  all terms and conditions related to
Brazilian  satellite  rights and obligations were transferred to Star One, which became the licensee for providing  these services until December 31, 2005,  free of any burden, except when indicated, renewable for a 15-year term.

2.   PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of December 31, 2002 and
2001 were prepared in accordance  with accounting  practices  established by the
Brazilian   corporate  law,   instructions   applicable  to   telecommunications
concessionaires and rules and accounting procedures established by the Brazilian
Securities Commission (CVM - Comissão de Valores Mobiliários).

3.   SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

     a.   Cash and Cash Equivalents

Cash and cash equivalents refer to highly liquid temporary investments that will be held until  maturity and are recorded at cost,  plus interest  earned through the balance sheet date, limited to market value, when applicable.

     b.   Trade Accounts Receivable

Trade Accounts  Receivable  refer primarily to the amounts  receivable from long distance domestic and international  telecommunication and data services, billed and/or  unbilled  at the  closing  dates of the  financial  statements,  through operating telecommunications companies.

Allowances  for  doubtful   accounts  are  accrued  for  receivables  for  which
recoverability is considered doubtful.

     c.   Foreign Currency Transactions

Assets  and  liabilities  denominated  in  foreign  currency  are  stated at the exchange  rate  prevailing  at the closing  dates of the  financial  statements.
Exchange  gains or losses are recorded in the income  statement,  classified  as
Interest  Income   (Expense)  when  incurred.   The  effects  of  exchange  rate
differences are detailed in Note 9.

     d.   Investments

This account refers substantially to investments in subsidiaries, recorded under the equity  method.  Other  investments  refer  mainly to holdings in  satellite companies  Intelsat,  Inmarsat  and New Skies,  recorded  at  acquisition  cost, adjusted for any  exchange  gains or losses and net of  provisions  for probable losses, when applicable.

     e.   Property, Plant and Equipment

Property,  plant  and  equipment  is  recorded  at  cost of  acquisition  and/or construction,  less the  accumulated  depreciation,  monetarily  restated  up to
December 31, 1995.

The current annual  depreciation  rates used are calculated on the straight-line method based on the expected useful life of the assets.  The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred.  Expenditures  for betterment  to fixed assets  (which  increase the utility of the asset or extend the physical life) are capitalized.  The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

As described in Note 16, fixed assets  acquired  through  leasing  contracts are capitalized  and the  corresponding  lease finance is registered as a liability.
The  liabilities  arising  from  such  transactions  bear  interest  and,  where applicable, exchange variations.

     f.   Deferred Assets

This represents the goodwill associated with the acquisition of Acessonet Ltda., which is being amortized over 5 (five) years (Note 17).

     g.   Loans and Financing

Loans and financing  include accrued  interest and are updated based on exchange or monetary variation to the balance sheet date,  according to the terms of each agreement.

     h.   Income Tax and Social Contribution

Income tax and social  contribution  on net  income are  recorded  on an accrual basis. Deferred taxes are provided on temporary  differences,  tax losses and on the negative basis for calculation of social contribution, as described in Notes
11, 14 and 19, based on the assumption of its future realization.

     i.   Provision for Contingencies

The  provision  for  contingencies  is updated  through the closing dates of the financial  statements for losses,  according to the nature of each  contingency.
The basis and nature of the provisions are described in Note 21.

     j.   Actuarial Liabilities - Telos

The  subsidiaries  Embratel and Star One sponsor a separate entity that provides pensions  and other  post-retirement  benefits  for their  employees  (Note 22).
Contributions  to the plans are determined  according to actuarial  calculations and recorded on an accrual basis.

According to CVM  Deliberation  No. 371 issued on December  13, 2000,  actuarial liabilities  were integrally  recognized in financial  statements as of December
31, 2001.

     k.   Deferred Income

This  amount is related to the sale of rights of way  primarily  for fiber optic
cables  to  Brazilian   telecommunications  companies  and  other  international
companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

     l.   Revenue Recognition

Revenues from services are  recognized  using the accrual  method of accounting, after  deducting  an estimate  for billing  errors or  disputes.  Revenues  from international  services also include revenues earned under bilateral  agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil.
Revenues from  international  calls are recognized monthly as they are made, net of the cost of services rendered by overseas telecommunications companies.

     m.   Interest Income (Expense)

This  represents  interest and exchange and monetary  variations  resulting from financial  applications,  loans and  financing  obtained  and other  liabilities subject to updates, which are recognized on an accrual basis.

     n.   Employees' Profit Sharing

The  subsidiaries  Embratel  and Star One have  provided for  employees’  profit sharing,  calculated  based on corporate and  individual  goals,  and payment of which is  subject  to  approval  by the  General  Meeting  of  Shareholders.  As determined by Circular Letter  CVM/SEP/SNC  No.  01/2003,  issued on January 16,
2003, the Company and its subsidiaries  reclassified that expense to operational expenses in the statements of income for the period.  For comparative  purposes, the statements of income for the year ended December 31, 2001 also reflects such reclassification.

     o.   Minority Interests

Refers  to the  minority  shareholder  interests  in the  Embratel  and Star One subsidiaries.

     p.   Loss per Thousand Shares

Loss per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

     q.   Use of Estimates

For  consolidation  purposes,  Management  is  required  to make  estimates  and assumptions  related to the recording and disclosure of assets and  liabilities, as well as revenues and  expenses,  on the  consolidated  financial  statements.
Actual results may differ from those estimates.

4.   CONSOLIDATION PROCEDURES

For  consolidation   purposes,   intercompany  balances  and  transactions  were
eliminated,  including  items  such  as  intercompany  investments,   unrealized
profits,  when applicable,  equity adjustments,  intercompany income and expense accounts  and  intercompany  balances  under  short  and  long-term  assets  and liabilities. The intercompany investments were eliminated against the respective intercompany  shareholders’  equity.  Minority  interests  in  the  results  and shareholders' equity are also separately reported.

The consolidated  financial  statements as of December 31, 2002 and 2001 include the financial  statements of Embratel  Participações  S.A. and of its direct and indirect subsidiaries, as follows:

                                                                                   Voting capital stock
                                                                                      Direct and/or
                                                                                    indirect share (%)
                                                                                   2002           2001

Empresa Brasileira de Telecomunicações S.A. - Embratel                             98.8           98.8
BrasilCenter Comunicações Ltda.                                                   100.0          100.0
Embratel Americas, Inc.                                                           100.0          100.0
Star One S.A.                                                                      80.0           80.0
Ponape Telecomunicações Ltda.                                                     100.0          100.0
Palau Telecomunicações Ltda.                                                      100.0          100.0
Embratel Clearinghouse Ltda.                                                      100.0          100.0
Embratel Internacional S.A.                                                       100.0          100.0
Embratel Uruguay S.A. (1)                                                         100.0              -
Gollum Investments, Inc. (2)                                                      100.0              -
Embratel Soluções Ltda. (3)                                                           -          100.0

(1) On April 18, 2002, the subsidiary Embratel acquired Embratel Uruguay S.A., located in Montevideo,
Uruguay, for the purpose of exploring and rendering telecommunications services.
(2) On December 16, 2002, the subsidiary Embratel incorporated Gollum Investments, Inc, located in
Delaware, USA, for the purpose of investing and/or controlling investments.
(3) Embratel Soluções Ltda. finished operations in April 2002.

5.   NET OPERATING REVENUE

                                                                Consolidated
                                                           2002             2001

Voice-
    Domestic long-distance                                  4,356,796        4,555,279
    International long-distance                               666,714          857,072
                                                       --------------   --------------
                                                            5,023,510        5,412,351
Data & Internet-
    Corporative and other                                   1,756,507        1,691,099
    Telecommunications companies                               75,932          123,630
                                                       --------------   --------------
                                                            1,832,439        1,814,729

Other services                                                251,129          233,876
                                                       --------------   --------------
        Net operating revenue                               7,107,078        7,460,956
                                                             ========         ========

6.   COST OF SERVICES

                                                                 Consolidated
                                                            2002              2001

Interconnection/facilities                                  (3,274,291)      (3,567,487)
Depreciation and amortization                                 (981,351)        (929,201)
Personnel                                                     (228,045)        (229,972)
Third-party services (*)                                      (204,281)        (161,124)
Other                                                          (48,467)         (67,018)
                                                         -------------    -------------
          Total                                             (4,736,435)      (4,954,802)
                                                              ========         ========

(*) Refers substantially to maintenance of telecommunications equipment and public services (energy).

The  interconnection  costs represent charges by the local fixed-line  telephone companies for the use of private-circuit lines, and interconnection charges paid by the  subsidiary  Embratel  to the three  regional  fixed-line  companies,  in accordance  with the  interconnection  regime  under Anatel  Resolution  No. 33, effective since April 1, 1998.

7.   SELLING EXPENSES

                                                                      Consolidated
                                                                 2002              2001

Allowance for doubtful accounts                                   (627,136)       (1,155,498)
Personnel                                                         (246,668)         (227,495)
Third-party services (*)                                          (188,331)         (176,643)
Depreciation and amortization                                       (3,484)           (2,882)
Other                                                              (10,466)          (17,078)
                                                             -------------     -------------
          Total                                                 (1,076,085)       (1,579,596)
                                                                  ========          ========

(*) Refers substantially to marketing, advertisement, advisory and consulting expenses.

8.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                                             Consolidated
                                                                       2002                2001

Third-party services (*)                                                (585,085)          (442,127)
Taxes                                                                   (163,521)          (180,700)
Personnel                                                               (134,514)          (162,749)
Depreciation and amortization                                           (157,333)          (129,548)
Employees’ profit sharing                                                (31,302)           (18,156)
Other                                                                    (37,364)           (54,678)
                                                                   -------------      -------------
          Total                                                       (1,109,119)          (987,958)
                                                                         ========           ========

(*) Refers  substantially  to maintenance of  installations,  public  services,  printing and postage of invoices, auditing and consulting expenses.

9.   INTEREST INCOME (EXPENSE)

                                                             Company                      Consolidated
                                                      2002            2001            2002             2001

  Interest income-
     Interest on temporary investments                    3,640          1,925          181,622          92,021
     Monetary variation - credit
-               -             396             260
     Exchange variation - credit                              -               -         337,175         100,176
                                                                      --------     -----------      -----------
                                                        -------
            Subtotal                                      3,640          1,925          519,193         192,457
                                                       --------       --------      -----------     -----------
  Interest expense-
     Interest charges                                                     (214)        (346,390)       (273,343)
     Interest on capital                                      -               -          (8,813)         (6,520)
     Monetary variation - charge                              -               -         (41,652)        (41,710)
     Exchange variation - charge                              -               -      (1,588,166)       (507,384)
                                                       --------       --------    -------------     -----------
            Subtotal                                          -           (214)      (1,985,021)       (828,957)
                                                       --------       --------    -------------     -----------
            Total                                         3,640          1,711       (1,465,828)       (636,500)
                                                         =====           =====         ========         =======

In 2002,  the Brazilian  real devalued by 52.27% (18.67% in 2001) against the US dollar,  resulting in an exchange variation expense in the amount of R$1,588,166
(R$507,834  in 2001) in the period,  net of losses on hedge  contracts  recorded during the year, in the amount of R$703,474 (R$80,747 in 2001).

10.  OTHER NONOPERATING INCOME (EXPENSE), NET

                                                                                         Consolidated
                                                                                      2002           2001

Revenues-
    Proceeds from sale of permanent assets                                              5,766          7,938
    International consortia                                                             6,888             40
    Rent of infrastructure to third parties                                            14,495         10,354
    Other                                                                               3,193          6,135
Expenses-
    Write-off of permanent assets                                                     (11,653)       (84,336)
    Sponsorships/cultural incentives (Rouanet Law)                                     (6,899)       (11,491)
    Other                                                                                (801)        (4,542)
                                                                                    ---------      ---------
          Total                                                                        10,989        (75,902)
                                                                                       ======         ======

11.  INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its  subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay  such  taxes  based  on  monthly  estimates.  As  provided  in  current  tax legislation,  the monthly  estimated  payment is  suspended  or reduced when the amounts  originated  from such criteria are higher than those  obtained  through calculation  made based on the accumulated  actual profit of the current period, upon balance sheets prepared for this purpose (tax balance  sheet).  The amounts of the prepaid Income Tax and Social  Contribution  are recorded as Income Tax -
Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

Tax  legislation  introduced  in 1995  (Law No.  8,981)  limited  the  offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30%  (thirty  percent)  of taxable  income in each  fiscal  year.  On
December 31, 2002,  the  subsidiary  Embratel had  R$1,079,118 in tax losses and
R$949,040  of negative  basis of social  contribution  (on  December  31,  2001,
R$113,667 in tax losses and R$2,403 of negative basis of social contribution).

     11.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social  contribution  expense  is  comprised  of the  current expense for the year,  computed in accordance with current tax legislation,  and of the  deferred  expense,  corresponding  to the  effects  of the  taxes on the temporary  differences  arising or realized in the year. The deferred income tax and social  contribution  income for the years ended  December 31, 2002 and 2001 totals R$437,327 and R$244,572, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses,  temporarily  non-deductible taxes and other  expenses,  as well as other  temporarily  non-taxable  revenues
(Note 14).

       Breakdown of Income Tax and Social Contribution Income (Expenses)

                                                                        Company                  Consolidated
                                                                   2002         2001         2002           2001

Current-
     Social contribution                                               (27)        (35)       (6,123)         (4,877)
     Income tax                                                        (50)     (5,896)      (17,008)        (17,607)
                                                                  --------    --------     ---------       ---------
          Total current expense                                        (77)     (5,931)      (23,131)        (22,484)
                                                                  --------    --------     ---------       ---------
Deferred-
     Social contribution                                                   -       487        115,696         66,410
     Income tax                                                            -     1,385        321,631        178,162
                                                                  --------    --------     ---------       ---------
          Total deferred income                                            -     1,872        437,327        244,572
                                                                  --------    --------     ---------       ---------
          Total                                                        (77)     (4,059)       414,196        222,088
                                                                     =====       =====        ======          ======

The  current  income  tax  and  social  contribution  charge,  reported  in  the statements of income of 2002 and 2001, arises  substantially from the subsidiary
Star One.

     11.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

The  reconciliation   between  the  income  tax  and  the  social  contribution, calculated  based on the statutory tax rates in relation to the amounts recorded is shown below:

                                                                                Company                   Consolidated
                                                                          2002           2001          2002           2001

Loss before taxes, minority interest and reversal of interest on
capital                                                                  (626,268)     (540,698)    (1,040,740)     (776,753)
                                                                      ------------   ------------  ------------  ------------
Social contribution income at nominal rate                                  56,364       48,663          93,667       69,908
Rate adjustment to obtain effective rate-
    Social contribution credit set up on
         Exempt international income                                             -             -              -        2,261
    Social contribution on amortization of goodwill from merger                  -             -        (2,380)       (2,380)
    Non-deductible financial charges                                             -             -          4,981       (4,981)
    Favorable decision on ILL lawsuit                                            -             -         12,961             -
    Sundry permanent additions and exclusions (*)                         (56,391)      (48,211)            344       (3,275)
                                                                      ------------   ------------  -------------  ------------
Social contribution benefit (expense) on statement of income                  (27)          452         109,573       61,533
                                                                      ------------   ------------  -------------  ------------
Income tax income at nominal rate-                                         156,567      135,175         260,185      194,188
Rate adjustment to obtain effective rate-
    Income tax on amortization of goodwill from merger                           -             -        (6,611)       (6,611)
    Non-deductible financial charges                                             -             -         13,837      (13,837)
    Favorable decision on ILL lawsuit                                            -             -         36,002             -
    Sundry permanent additions and exclusions (*)                        (156,617)     (139,686)          1,210      (13,185)
                                                                      ------------   ------------   ------------- ------------
Corporate income tax credit (expense) per statement of income                 (50)       (4,511)        304,623      160,555
                                                                      ------------   ------------   ------------- ------------
         Total (corporate income tax + social contribution)                   (77)       (4,059)        414,196      222,088
                                                                          =======       =======      ========        =======

(*)   Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable  income at the rate of
15%, plus the  additional 10% foreseen in the law. The social  contribution  was calculated at the rate of 9%.

     a.   Recovery of Tax on Net Income (ILL)

From  1989  through  1992,  the  Federal  Government  imposed  a tax  on  profit distributions  (ILL - Imposto sobre o Lucro  Líquido).  During this period,  the
Company  regularly  paid  this  tax in  accordance  with the  provisions  of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme
Court ruled that ILL was  unconstitutional,  since undistributed  profits do not represent a taxable event.  This decision  created  jurisprudence  on the issue, stimulating other taxpayers to go to court. In 1999 the Company filed a lawsuit, and obtained an injunction in order to get a tax credit.  This amount was offset against  income  tax that  Embratel  would have paid from May 1999 to July 2001.
Upon making this offset,  Embratel  did not credit the amounts  offset to income statement as the offset was still  subject to final  decision by a higher court.
In March2001,  the second judicial level  (Tribunal  Regional  Federal)  further confirmed the right of offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a  tax-deductible  expense when paid between 1989 and 1992.  Considering that the Supreme  Court is no longer  accepting  appeals on this  issue,  the Company decided  to  recognize  in 2002 as  extraordinary  income  the  related  amounts described below:

                                                                     Consolidated
                                                                         2002

Reversal due to favorable decision on ILL suit                           144,006
Financial income - monetary variation                                     54,125
                                                                      ----------
          Total                                                          198,131
                                                                          ======

12.  CASH AND CASH EQUIVALENTS

                                                    Company                   Consolidated
                                              2002           2001          2002          2001

Cash and bank deposits                               33           107       268,837       292,932
Foreign short-term investments                        -             -       292,164       136,356
Marketable securities                            20,134        20,768       325,990       222,865
                                              ---------     ---------   -----------    ----------
          Total                                  20,167        20,875       886,991       652,153
                                                 ======        ======       =======        ======

Marketable  securities  are  represented  primarily by fixed income  bonds.  The investments  abroad  are funded  from  mutual  traffic  revenues  received  from international operators and invested in short-term financial applications.

13.  TRADE ACCOUNTS RECEIVABLE

                                                                    Consolidated
                                                               2002              2001

Voice services                                                  2,676,977        2,529,338
Data, telecom operators and other services                        585,377          596,490
Foreign administrators                                            319,126          255,519
                                                            -------------    -------------
          Subtotal                                              3,581,480        3,381,347

Allowance for doubtful accounts                                (1,990,484)      (1,452,069)
                                                            -------------    -------------
          Total                                                 1,590,996        1,929,278
                                                                 ========         ========

The Company constantly monitors its accounts  receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually  increased to reflect any  deterioration  in  recoverability  with the aging of receivables.  The balance of the allowance for doubtful  accounts as of
December 31, 2002 and 2001 refers  substantially  to provisions for amounts over
120 days past due on voice services.

During the year of 2001, the Company experienced a significant  deterioration in the  collection  of past due  receivables.  This  resulted  in a  provision  for doubtful  accounts  in the amount of  R$1,155,498,  representing  a  substantial increase, as compared to the R$362,878 recorded in 2000.

By the end of  2001,  the  subsidiary  Embratel  faced  significant  hurdles  in canceling  services to those persons or entities that did not pay their accounts on a timely basis, until it was finally able to obtain the necessary  capability and instituted  management  measures to prevent abuses which were  deteriorating its accounts receivables.  As a result, in March 2001, the Company could prevent
30,000 non-paying lines from utilizing its services,  and by the end of the year the number had increased to 1.8 million.

While some of these  non-payers  started to pay their accounts,  many others did not. The subsidiary  Embratel had assumed that, when faced with the inability to use long-distance voice services,  non-payers would quickly seek to settle their debts.  However,  this  expectation  did not  materialize.  As a result,  it was necessary  for the  subsidiary  Embratel  to  revise  its  estimates  of its net accounts receivables and increase the provisions for 2001.

The  following  factors  contributed  to the  significant  increase  in bad debt expenses:

a)   Increase in fixed-line and cellular phone lines, which increased the number of users and likelihood of bad debt expense;

b)   No  pre-registration  of customers for long-distance  telephone usage - any user may access and  utilize  long-distance  services  from the  carrier of their  choice on a per-call  basis by dialing  the carrier  selection  code
     “PIC” code.  There is no  verification  of a user’s  credit  history and no registration  of the customer’s  name,  address or social  security  number prior to  granting  access  to the  subsidiary  Embratel’s  network.  While fixed-line  companies  are  obligated  to provide such  information  to the subsidiary  Embratel,  the quality of the information is often inconsistent and limits its  ability to  accurately  bill and collect  from users.  As a result,  customers are provided access to its network without any assurance that they are legitimate,  paying users. Only upon billing the customer and initiating  collection  procedures  is  the  subsidiary  Embratel  able  to determine the  creditworthiness  of the user.  Blocking procedures are then implemented along with other measures to manage calls trying to recover the amounts billed;

c)   Market deterioration in customer  creditworthiness  during 2001 - from 2000 to 2001 client delinquency has increased throughout Brazil by 15% according to a report by SERASA; and

d)   Significant  amount of gross  receipt  taxes in Brazil - for long  distance voice services,  the tax burden is  approximately  42% of the total cost to customers,  which includes ICMS, the state  value-added  taxes,  along with federal taxes of PIS and COFINS.  The government  collects these taxes from the  Company  whether  or not the  user  pays  for the  call.  There  is no provision in the existing  law for the  government  to refund such taxes on uncollected  accounts.  Accordingly,  approximately  42%  of the  bad  debt expense in 2001  represents  tax amounts that have already been paid to the state and federal governments.

During 2002, the Company continued making significant investments in measures to improve its  collection  rate as well as continued to more  aggressively  manage calls to ensure that  non-payers  were prevented  from using its network.  These investments  caused a decrease in the allowance for doubtful accounts expense by approximately R$528,000 in 2002, in comparison with 2001.

At the end of the  first  quarter  of 2002,  the  number  of  blocked  lines had increased  to 3.1  million.  In March  2002,  the  Company  has also  completed, installation of a new  collections  system,  known as “CACS”,  that provides the
Company with better information on collections and past due accounts. During the first quarter of 2002, the Company has implemented a new call management system, known as  “Infusion”,  will improve its ability to filter calls.  From this time forward,  all  calls  passing  through  its  switches  are  now  filtered  by  a centralized  database  that  instructs  the switch  how to treat the call.  Both outbound  and  collect  calls to a  non-paying  number  may be  interrupted.  In addition,  such calls may now be selectively routed to a call center so that the
Company may request additional information from the customer prior to completion of calls.

This system also  increased the  Company’s  capacity to improve both managing of calls and collections.  Also in 2002, the Company signed  co-billing  agreements with local phone service  providers.  This  consists of invoicing  customers for services  rendered by the subsidiary  Embratel on the same bill which is used by the local phone company to charge for its own services.  Co-billing is a billing alternative  which the subsidiary  Embratel  offers to its customers to make the payment  easier.  Co-billing may also  contribute to improve  collections as the procedure is more fully implemented.

14.  DEFERRED AND RECOVERABLE TAXES

                                                                          Company                   Consolidated
                                                                      2002         2001          2002           2001

Deferred tax assets-
   Provision for write-off of property, plant and equipment                 -           -           17,732         43,708
   Tax losses                                                               -           -          269,779         28,419
   Negative basis of social contribution purposes                           -           -           85,414            216
   Allowance for doubtful accounts                                          -           -          676,765        493,703
   Goodwill on the acquisition of investment                                -           -           26,974         35,965
   Cofins/PIS - temporarily non-deductible                               1,872       1,872          30,402         89,263
   Other deferred taxes (provisions)                                        -           -          145,444        132,900
Withholding income tax (IRRF)                                           26,979      26,376          75,012         52,410
Recoverable income tax/social contribution                                  96         113          15,133         22,473
Value-added goods and services tax - ICMS                                   -           -          262,564        176,923
Other                                                                       -           -           18,255         20,815
                                                                     ---------   ---------    ------------   ------------
                                                                        28,947      28,361       1,623,474      1,096,795
          Total                                                          =====       =====         =======        =======
                                                                        28,947      28,361         437,838        606,191
Current                                                                  =====       =====         =======        =======
                                                                            -           -        1,185,636        490,604
Noncurrent                                                               =====       =====         =======        =======

As part  of the  agreement  for  the  sale  of a  minority  shareholding  in the subsidiary  Star One  S.A.,  in  January  2001,  SES  Participações  Ltda.  (the
Brazilian  subsidiary of the new minority  shareholder) was merged into Star One
S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$26,974  as of  December  31, 2002  (R$35,965  in 2001)  resulted  from that merger,  and were  recognized in Star One's  financial  statements as a deferred asset and with a  corresponding  credit to a special reserve for goodwill in the shareholders’ equity of the referred subsidiary, as foreseen in article 6 of CVM
Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future  realization,  as follows:

     a.   Tax losses and negative  basis will be compensated at the limit of 30%
          of the taxable income in each period.

     b.   Goodwill on  investment:  recovery  will occur  proportionally  to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

     c.   Other temporary  differences:  realization will occur with the payment of accrued provisions and the actual write-off of underlying  doubtful accounts.

In July 2002,  CVM  Instruction  No.  371 was  issued,  establishing  cumulative conditions  for  recording  and  maintenance  of deferred  assets  arising  from temporary  differences and tax losses and negative basis of social contribution, as follows:

     -    Presentation of historical profitability through generation of taxable income in, at least,  three of five tax periods,  or  presentation  of actions  implemented  for  generation of taxable income in the future;
          and

     -    Presentation  of  expectation  of generation of taxable  income in the future.  The  projected  income has to be  discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

Additionally,   this   Instruction   determines  that  the  maintenance  of  the
capitalized amounts must be supported by updated financial projections.

The Company’s financial projections,  which were approved by the Company’s Board of Directors and reviewed by the  Company's  Fiscal  Counsel,  indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

The referred financial  projections  correspond to the best Management estimates on the  future  conditions  of the  Company.  Due to the  nature of  prospective information  and the  inherent  uncertainties  of  information  based on  future events,  mainly considering the market which the Company operates,  there may be significant  differences  between  the  actual  results  and those  shown by the financial projections.

The table below shows the schedule for  realization  of deferred  fiscal  assets recorded in the subsidiary Embratel:

                                        Year

                                        2003                          175,955
                                        2004                          134,663
                                        2005                          189,105
                                        2006                          129,657
                                        2007                          204,339
                                  2008 through 2009                   375,696

The Company’s  Management is monitoring the evolution of deferred assets arising from  temporary  differences  and  tax  losses  and  negative  basis  of  social contribution.  Hence,  the Company is aware that,  should  future  analysis  and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded.
However,  some  measures  have already been or are being taken by the  Company’s
Management in order to make its business return to  profitability  and, in doing so, to assure the realization of tax credits, among which we highlight:

     a.   Better  management of services,  seeking to improve  collectability of revenues and reducing costs  associated with high bad debt rates (Note
          13);

     b.   Launching of operations in the local telephony market as from December
          2002 (Note 1);

     c.   Renegotiation of debt with financial institutions (Note 20); and

     d.   Continuing efforts to reduce operational costs.

15.  INVESTMENTS

                                                                                Company
                                                                       2002                2001
Investments - at equity-
   Empresa Brasileira de Telecomunicações S.A.                          4,717,805           5,344,502
   Embratel Soluções Ltda.                                                      -                  55
   Ponape Telecomunicações Ltda.                                               10                  10
Other investments - at cost                                                   (29)                (29)
                                                                    -------------       -------------
          Total                                                         4,717,786           5,344,538
                                                                         ========            ========

Details of the investment in the subsidiary Embratel as of December 31, 2002 and
2001 are as follows:

                                                                                     Subsidiary
                                                                                2002           2001

Paid-in capital stock                                                         2,700,000      2,700,000
Shareholders' equity                                                          4,776,419      5,410,903
Book value per thousand shares - expressed in reais                            1,011.13       1,145.44
Loss for the year, after reversal
     of interest on capital                                                    (634,667)      (545,860)
Total number of shares (in thousands)                                         4,723,844      4,723,844
Quantity of shares held (in thousands)                                        4,665,875      4,665,875
Direct share                                                                       98.8%          98.8%
Equity method results                                                          (626,697)      (539,162)
Book value of investment                                                      4,717,805      5,344,502

The  consolidated  investments  as of December 31, 2002 and 2001,  R$267,042 and
R$169,627,  respectively,  refer  substantially  to interests  in  international satellite companies.

16.  PROPERTY, PLANT AND EQUIPMENT

                                                                                 Consolidated
                                                                             2002                             2001
                                         Annual
                                      depreciation                        Accumulated         Net book        Net book
                                        rates (%)            Cost        depreciation (3)      value           value

Construction in progress                    -                815,705                  -        815,705        1,551,887
Switching equipment                       7.69             1,995,640          (705,486)      1,290,154          952,748
Transmission equipment               10.00 to 20.00        7,727,919        (3,731,000)      3,996,919        3,880,998
Buildings and ducts                       4.00             1,279,754          (645,887)        633,867          642,740
Land                                        -                189,869                  -        189,869          189,660
Other assets-                         5.00 to 20.00
    Sundry equipments (1)                                    584,650          (374,640)        210,010          253,504
    Intangible (2)                                           723,413          (263,776)        459,637          292,149
    Telecommunications
        Infrastructure                                       614,256          (414,550)        199,706           85,743
                                                       -------------     -------------    -------------   -------------
          Total                                           13,931,206        (6,135,339)      7,795,867        7,849,429
                                                            ========          ========        ========         ========

(1)  Vehicles, IT infrastructure, furniture and fixtures.
(2) Software licenses and rights of way.
(3) On December 31, 2002, fully  depreciated  assets amount to R$1,701,506  (R$1,451,197 on December 31,
2001).

     a.   Assets related to the concession contract

The   concession   to   provide   international   and   domestic   long-distance
telecommunications  services, as mentioned on Note 1, foresees the reversibility of certain fixed assets  indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

As  regards   the  fixed   assets   considered   as   reversible,   the  General
Telecommunications  Law  established  that those assets are allocated for use in services  provided under  concession,  which  prevents their removal,  disposal,
assignment  or  use  as  guarantee  in  mortgages   without  the  express  prior
authorization of the regulatory authority.

     b.   Assets acquired through financial leasing

In the first  quarter of 2002,  the Company  decided to start  capitalizing  the
assets  acquired  through   financial   leasing   contracts  and  to  treat  the
corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified,  the related accumulated  depreciation  calculated  according to the estimated useful life of the assets, the amount of the corresponding  liabilities was determined, and the amounts  recorded.  The adoption of this practice has not  significantly impacted the financial statements.

     c.   Assets pledged as a guarantee

As of December  31,  2002,  the Company had real estate and other fixed  assets, considered  as non  reversible,  in  the  amount  of  R$416,627,  listed  and/or designated as guarantees in judicial claims.

     d.   Construction of the C-1 Satellite - Star One subsidiary

In 2002, the subsidiary  Star One S.A.  signed an agreement for  construction of the  satellite  “C-1”.  The cost of the project is  approximately  equivalent to
US$126,105,  and, according to the original 32-month schedule, will be concluded in 2005.  Based on the agreement,  on December 31, 2002, the amount of R$115,973 related to the payment of 15% of the total costs estimated for the project, plus other  building  costs  incurred until that date, was recorded under the heading
Construction in Progress.

In November 2002, the  subsidiary  Star One and the contractor  agreed to revise technical specifications of satellite C-1, in order to optimize benefits of this investment.  While the final revisions to the specifications are being made, the contractor  will work only on the items not  affected by possible  changes.  The final  revision  proposals for the  specifications,  including  any  contractual changes,  as well as the schedule  previously agreed, are expected by the end of the first quarter of 2003.

The original  agreement  provides that, if the  construction of satellite C-1 is cancelled,  the subsidiary Star One would be obliged to reimburse the contractor
and  its   sub-contracted   parties  the  costs   incurred  until  the  date  of
cancellation, plus 5% of that amount, after subtracting the payments made.

17.  DEFERRED ASSETS

                                                            Consolidated
                                                      2002          2001

Goodwill on acquisition of subsidiary                  202,978        202,978
Accumulated amortization                               (81,191)       (40,596)
                                                  -------------  -------------
         Net book value                                121,787        162,382
                                                       ========       ========

On July 23, 2001, the subsidiary  Acessonet Ltda. was merged into the subsidiary
Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically  supported by forecasted future profits, the subsidiary Embratel transferred  the goodwill paid upon the  acquisition  of Acessonet,  in December
2000, to a specific account in deferred charges.

18.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                               Consolidated
                                                         2002               2001

Suppliers                                                 1,238,376          1,188,446
Foreign administrators                                      326,306            275,235
Consignment for third-parties/other                         116,008            105,442
                                                       ------------      -------------
          Total                                           1,680,690          1,569,123
                                                           ========           ========

19.  TAXES AND CONTRIBUTIONS

                                                                   Company                     Consolidated
                                                             2002           2001            2002           2001

Indirect taxes-
    ICMS (value-added tax)                                           -              -          57,479        104,372
    PIS/Cofins (social/finance contributions)                       17              5          26,583         30,008
    PIS/Pasep - in suspension                                        -              -         114,263         94,176
    Cofins - judicial deposit in court (increase of
         Tax rate from 2% to 3%)                                12,516         12,516          12,801        186,565
    ISS (municipal service tax)                                      -              -           7,786          8,107
    Other                                                            2              -          19,113          9,882

Income taxes-
    Income tax on interest on capital                           22,601         22,601          29,213         22,601
    Income tax in suspension - Federal
     Senate Resolution No. 82/92 (Note 11.2.a)                       -              -               -        179,612
    Income tax - estimate                                            6              -             306              -
    Social contribution - estimate                                   9              -            (10)              -

Deferred taxes - liabilities-
     Law No. 8,200/91 - supplementary
          Monetary restatement                                       -              -          40,307         44,447
                                                             ---------      ---------     -----------     ----------
          Total                                                 35,151         35,122         307,841        679,770
                                                                ======         ======         ======          ======
Current                                                         22,635         22,606         252,284        450,308
                                                                ======         ======         ======          ======
Noncurrent                                                      12,516         12,516          55,557        229,462
                                                                ======         ======         ======          ======

In 1999,  the  subsidiary  Embratel  challenged  the  changes  caused by Law No.
9,718/99 which  increased:  (a) the taxable  revenues for calculation of PIS and
COFINS,  including  financial  income and exchange  variation and (b) the COFINS rate from 2% to 3%. Despite this challenge, the subsidiary Embratel continued to accrue the total amount of the tax liability  and made judicial  deposits in the
period  from  August  1999  through  April  2001.   Since  May  2001,  based  on
jurisprudence,  the Company  decided to cease making deposits and started paying
PIS and  COFINS.  On August 29,  2002,  Provisional  Measure  (PM) number 66 was issued,  which permitted the liquidation of fiscal  liabilities which were being challenged in court without the incidence of fines. The subsidiary Embratel then decided,  based on this PM, to liquidate this  liability,  writing off taxes and
social  contributions   provisioned,   in  the  amount  of  R$173,122,  and  the
corresponding judicial deposits in the same amount.

20.  LOANS AND FINANCING

                                                                                          Consolidated
                                                             2002                            2001
                                                                    Principal       Interest        Total           Total

                        Financial institutions                         4,747,591        135,544      4,883,135        3,694,524
                        Suppliers                                          8,654            146          8,800           33,586
                                                                   -------------      ---------  -------------    -------------
                                 Total                                 4,756,245        135,690      4,891,935        3,728,110
                                                                        ========          =====       ========         ========
                        Current                                        2,430,792        135,690      2,566,482        1,079,953
                                                                        ========          =====       ========         ========
                        Noncurrent                                     2,325,453              -      2,325,453        2,648,157
                                                                        ========          =====       ========         ========

The loans and financing with financial institutions are primarily denominated in foreign  currency.  Part  of the  debt  is  hedged  against  devaluation  of the
Brazilian Real through “swap” operations (Note 26), as described below:

                                                  Amounts          %             Average cost of debt               Maturity

Current-
   Hedged debt (notional amount)                   1,599,623       62.3             99.11% CDI p.a.             From January to
                                                                                                                 December 2003
   Unhedged debt                                     966,859       37.7    7.26% p.a. in foreign currency (i)   From January to
                                                                                                                 December 2003
                                                -------------    -------
           Total short term debt                   2,566,482      100.0
                                                    ========       ====

Noncurrent-
   Hedged debt (notional amount)                     246,894       10.6             94.85% CDI p.a.             From February to
                                                                                                                   August 2004
   Unhedged debt                                   2,078,559       89.4    7.89% p.a. in foreign currency (i)   From January 2004
                                                                                                                to September 2010
                                                                 -------
                                                ------------
            Total long term debt                   2,325,453      100.0
                                                    ========       ====
Total-
   Hedged debt                                     1,846,517       37.7
   Unhedged debt                                   3,045,418       62.3
                                                 -----------     ------
            Total debt (ii)                        4,891,935      100.0
                                                    ========       ====

(i)  Various  interest  rates in  different  currencies  expressed  in US Dollar equivalents  as if all loans were US dollar  denominated.  The breakdown of debt by currency appears in item (c) of this note.

(ii) Net of receivable  balance  originated  from hedge contracts - R$499,359 on
     December 31, 2002.

The  Company's  policy is to hedge all new debt with maturity of less than three years.  This  policy  seeks to  achieve a balance  between  preserving  cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases
of  materials  and  equipment  used  to  enhance   domestic  and   international
telecommunication services.

In February 2003, the Company  renegotiated  part of its loans with some banking institutions.  Therefore,  the original  agreements with those institutions were redefined, as regards to repayment schedules,  guarantees, breakdown by currency and interest rates, as described in item “f” below.

     a.   Mode/Objective

                                                               2002              2001

Local currency-
    Permanent assets financing-
        Financial institutions                                      34,724             34,498
        Suppliers                                                    1,686                  -
                                                            --------------     --------------
              Total in local currency                               36,410             34,498
                                                                  ========           ========
Foreign currency-
    Working capital                                              2,766,877          2,163,423
    Permanent assets financing-
        Financial institutions                                   2,081,534          1,496,603
        Suppliers                                                    7,114             33,586
                                                             -------------      -------------
              Total in foreign currency                          4,855,525          3,693,612
                                                                  ========           ========

     b.   Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

         Year                  2002               2001

2003                                    -            1,295,478
2004                             1,087,891             611,620
2005                               544,333             326,014
2006                               329,214             185,677
2007                               203,689             124,743
2008 and after                     160,326             104,625
                             -------------       -------------
         Total                   2,325,453           2,648,157
                                  ========            ========

     c.   Breakdown by Currency

                                                  2002                                           2001
                                 Exchange rate as of                            Exchange rate as of
                                     December 31                                    December 31
  Updated by                         (in R$)                   Amount               (in R$)                    Amount

Real                                      -                          36,410              -                           34,498
US Dollar                              3.533300                   2,642,030          2.320400                     2,634,208
French Franc                           0.568215                     251,474          0.313113                       165,745
German Mark                            1.905716                      16,246          1.050140                        10,580
Japanese Yen                           0.029839                   1,945,775          0.017704                       883,079
                                                              -------------                                   -------------
          Total                                                   4,891,935                                       3,728,110
                                                                   ========                                        ========

     d.   Guarantees

On December 31, 2002, loans and financing  operations were guaranteed  primarily by promissory notes (though they do not represent real  guarantees,  these notes are executable instruments in cases of indebtedness).

     e.   Financial  agreement  for the  construction  of satellite - subsidiary
          Star One

On April 19, 2002,  the subsidiary  Star One entered into a financial  agreement with BNP Paribas in order to finance 85% of C1 satellite  construction costs and
100%  of the  insurance  premium  to be  paid to  COFACE  ("Compagnie  Française
d'Assurance  pour le Commerce  Extérieur").  The total amount is  equivalent  to
US$122,337,  with 36  months  of  grace  period  and 14  equal  and  consecutive semi-annual  installments,  resulting in a 9.5 year  contract.  During the grace period,  the  interest  rate will be at the sum of the  six-month  LIBOR  plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

The current agreement foresees the following guarantee clauses:

     e.1.)during the  entire  term of the  agreement,  the  subsidiary  Star One pledges to keep deposits,  in the creditor’s services accounts,  in an amount  in  Brazilian  reais  equivalent  to 6  months  of  the  above mentioned loan in US dollars,  and to issue a promissory note in favor of BNP Paribas,  in the outstanding  balance of principal and interest in US dollars.  The promissory note has  attributable  characteristics according to the French  Laws.  It is a legal  instrument  that can be executed judicially with the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay the cited amounts, in the case of the subsidiary Star One delays the payments  contractually scheduled;

     e.2.)in the  event of  unavailability  of the  above  mentioned  guarantee, there is the guarantee of part of the accounts  receivable  originated from the 10-year term agreement signed between  subsidiaries  Embratel and Star One for the rent of transponders; and

     e.3.)in the event of unavailability  of guarantees  “e.1.” and “e.2.”,  the subsidiary Embratel,  controlling  shareholder of subsidiary Star One, is unconditionally responsible for paying the principal.

During the term of the agreement,  the subsidiary  Embratel  pledges to hold not less than 51% of the total shares with right of vote of subsidiary Star One.

The first draft should have  occurred in August 2002.  However,  as mentioned in
Note  16,  the  terms  of the  original  agreement  for the  acquisition  of the satellite  are being  renegotiated  with the  supplier  for changes in technical specifications, in order to optimize performance of satellite C-1. Consequently, the building of the satellite and the first draft were  postponed in relation to the  initial  schedule,  in order to properly  adjust the terms of the  original agreement.

     f.   Renegotiation of debt

On March 17, 2003,  an agreement was reached with some banking  institutions  to roll over maturing debt. The agreement  comprised the renegotiation of an amount equivalent to US$709,814, which would be originally due within 18 months as from
December  31,  2002.  Of this  amount,  US$606,408  referred to loans  involving principal  to be  paid  in  full  and  US$103,406  to be  amortized  within  the aforementioned period.

The major conditions of the agreement are as follows:

     a)   Agreements with principal to be paid in full:

          The  outstanding  balance  shall  be paid  as  follows:  (i) 20%  upon maturity,  according  to the  original  agreements,  and  part  of it, equivalent  to 10% of  the  outstanding  balance  of  the  loans  with principal  to be  paid in  full,  with  guarantees  in the  amount  of
          US$76,523  given  by  the  subsidiary   Embratel  or  by  one  of  its
          subsidiaries;   (ii)  7  quarterly   installments,   corresponding  to
          approximately 4.29% of the outstanding  balance;  and (iii) 50% of the remainder in 2 years after the original maturity date.

     b)   Agreements with principal to be paid in installments:

          The amortization  scheduled  according to the original agreements that would occur between the date of  renegotiation  and June 30, 2004 will not be made, and the accumulated  amount of debt in the period will be divided by the number of future installments  provided in the original agreements, which will be duly paid.

     c)   Interest rates renegotiated:

              Debt by                      Amount in R$
             currency:                    renegotiated:      Interest Rates:

Loans in US dollars                                974,211   Libor + 4% p.a.
Loans in Japanese Yens                           1,504,091   Yen Libor + 4% p.a.
Loans in Brazilian reais                            64,039   CDI + 4% p.a.

     d)   Main guarantees  established,  which were also extended to all banking institutions  with  outstanding  loan agreements on the  renegotiation date with “pari-passu”  right of participation in guarantees,  include part of the  receivables  from  corporate  customers of the subsidiary
          Embratel, as well as shares and dividends of subsidiary.

     e)   The  subsidiary  Embratel  is  bound  by  financial  covenants  to the
          creditor  banking   institutions,   on  account  of  the  renegotiated
          agreements,  with respect to the following  items:  the level of debt, minimum earnings before financial result,  income taxes,  depreciation and  amortization  (“EBITDA”),  and limits for  capital  expenditures, among other requirements.

21.  PROVISION FOR CONTINGENCIES

In the normal  course of  business,  the  subsidiary  Embratel is party to legal proceedings and potential discussions,  which were or may be raised by competent
Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant  portion of the  contingencies  discussed  below  involve  complex issues, with unique characteristics applying either to the Company itself or the telecommunications  industry,  and arise from different  interpretations  of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues  discussed below result from procedures followed prior to the Company's  privatization,  based on instructions issued by government entities at the time.

Based on the  facts  currently  available  and on the legal  advisors'  opinion, subsidiary  Embratel's  Management  believes  that the outcome of a  significant portion of present and future claims will be favorable to the Company.

Contingencies  which have been evaluated as probable  losses are  provisioned in the financial statements, as follows:

                                                                    2002                2001

Commercial disputes with third parties (item a)                        17,268             11,340
Labor claims (item b)                                                  29,610             22,233
Other judicial claims (item f)                                          6,500                  -
                                                                     --------           --------
         Total provision for contingencies                             53,378             33,573
                                                                        =====              =====

     a.   Commercial Disputes with Third Parties

Subsidiary   Embratel  was  notified  of  a  decision  in  an  arbitration  case administrated  by the  International  Court of Arbitration - ICA,  Paris,  where
Embratel and another  company were  discussing  credits and rights deriving from contractual infringements.

Since the arbitrators decided in favor of the other company, the Company accrued a provision  in the amount of R$17,268  (R$11,340  on December  31, 2001) in its financial statements.

     b.   Labor Claims

The provision for loss on labor claims amounted to R$29,610 on December 31, 2002
(R$22,233 on December 31, 2001). Such amount represents  Management’s  estimate, based on legal  advice of probable  loss on numerous  suits filed by current and former employees.  Additionally,  the Company had unaccrued labor contingencies, on December 31, 2002,  in the amount of,  approximately,  R$27,697  (R$28,839 on
December 31, 2001) related to those claims for which the probability of loss was estimated as possible by legal  counsel,  thus no provision  was recorded in the financial statements.

          b.1  - INSS (Brazilian Social Security Institute)

On September 5, 2001,  the  subsidiary  Embratel  became aware of an unfavorable decision  of the  Social  Security  Council of Appeal on a claim  regarding  the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance,  etc. The total amount of the INSS assessment is R$55,000.  Having exhausted appeals at the administrative levels, the Company immediately  filed a court appeal  seeking to cancel this  assessment.  Based on this initial  appeal,  more than 70% of the credit is  currently in  suspension, without any  requirement  for a deposit or  guarantee,  by force of early relief granted  by the  Court.  The amount of  R$22,930,  which was not  covered by the initial appeal, is currently deposited in court, in an interest-bearing account.
In light of the good  chances of success on the  judicial  appeal and in view of analyses  conducted  internally and by the Company’s  Legal Counsel,  which have identified a series of mistakes in the  calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

     c.   Tax Contingencies

          c.1  -   Withholding    Income   Tax   on   Remittances   to   Foreign
                      Telecommunications Companies

The subsidiary  Embratel regularly makes payments to foreign  telecommunications companies to complete international calls that originate in Brazil and terminate in a  foreign  country  (outbound  traffic).  The  Brazilian  tax law  generally requires  Brazilian  recipients of services  from foreign  companies to withhold income tax from payments to such foreign companies for such services.

However, the Company has never withheld Brazilian income tax from such payments, based on the  International  Telecommunications  Convention  of  Nairobi,  Kenya
(Nairobi  Treaty),  dated November 6, 1982, which is in force in Brazil,  having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and  promulgated by  Presidential  Decree No. 70, of
March 26, 1991.

As  a  result,   the  subsidiary   Embratel  is  required  to  comply  with  the
Administrative Regulation of the International Telecommunication Union (ITU), of
which Brazil is a member.  Accordingly,  Management believes that the subsidiary
Embratel is under no obligation to withhold income tax on the remittances abroad to telephone  operators  for payment of  international  calls  originating  from
Brazil,  as  established  in the  International  Telecommunications  Regulations
approved in Melbourne, Australia, on December 9, 1988.

On February 8, 1999, the Company made a formal consultation on the matter to the
Brazilian  Income Tax  authorities.  In their response of September 3, 1999, the tax authorities  claimed that the exemption from the  withholding  income tax on remittances  abroad is applicable only as from October 19, 1998, based on Decree
No. 2,962/99,  which  approved the  Constitution  and  Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral  treaties on avoidance of double taxation,  wherever doing so does not result in breaches  of  specific  treaties  or of  additional  protocol.  In
October 2000,  responding to a request from the Ministry of Communications,  the
Federal  Attorney   General's  Office  issued  an  expert  opinion  against  the applicability  of the  Melbourne  Treaty.  More  recently,  in August 2002,  the
Federal  Revenue  Agency  (SRF),  responding to a  consultation  made by another taxpayer, reiterated its opinion on the non remittance of income tax on outbound traffic.

Upon the aforementioned  opinion of the SRF, providing that the non incidence of the  withholding  income tax would be valid only after  October,  19,  1998,  on
December 23, 1999, the Company was assessed by the Federal  Revenue Agency (SRF)
in the amount of R$410,697 for not withholding  income tax on payments made from
December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made.

Accordingly,   the  Company   challenged   this  assessment  and  submitted  its
administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court.

Regarding the  administrative  defense,  on September 10, 2002, the SRF issued a sentence,  still to be reviewed at the second administrative level, reducing the assessment  to  R$12,975,  due  to  errors  in  the  amounts  presented  in  the assessment,  as well as the exclusion of payments made to countries supported by bilateral double taxation  treaties,  according to the orientation  given by the
SRF itself in response to the formal  consultation  made. On September 30, 2002, the Company made the administrative deposit in the amount of R$35,532 (including interests  and fine),  with a  reduction  of 30%  relating  to a judicial  fine, pending a final review of this matter.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on
January 14,  2002,  a sentence  was issued  which  revoked the writ of mandamus.
However,  a fiduciary bank guarantee was presented and the payment of the credit will  remain in  suspension  until the final  decision  is made.  The Company is currently challenging that sentence.

On  December  23,  2002,  the  Company  was  notified of a decision by SRF which
modifies  their  previous   interpretation  on  this  matter,   indicating  that
withholding  income tax is  applicable  to  payments  to foreign  companies  for outbound  traffic from the date of the payment.  In view of legal precedent that contradicts this new  interpretation of the SRF, the Company has challenged this decision at the administrative level.

Based on the  opinion  of the  Company's  Management  and Legal  Counsel,  which considers that the  possibility  of loss is minimal,  no loss provision has been accrued in the financial statements with respect to this dispute.

          c.2  - Income Tax on Inbound International Income

Based on its legal advisors' opinion,  the subsidiary Embratel believes that the foreign operating income from  telecommunications  services (inbound traffic) is not subject to taxation, inasmuch as Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection with this matter, in late March 1999, the SRF assessed the Company in the amount of  R$287,239  for failing to pay the  related  income tax for the years 1996 and 1997.  In late  April  1999,  the  subsidiary  Embratel  filed an administrative  defense against this assessment that is pending  judgment at the
first  level  of  the  judicial   system.   On  October  24,  2002,   the  first
administrative  level issued a decision which kept the  assessment.  The Company will appeal from this decision before the Taxpayers' Council.

On June 17, 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to
R$64,396.  The subsidiary  Embratel filed an administrative  defense  contesting this assessment,  but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The
Company filed suit to challenge  this  decision,  and on December 12, 2002,  the payment was suspended, pending a final decision by the Court.

The Company has been paying  income tax on the net foreign  source  income since
1998 until the tax dispute is solved.

The Company's  management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements.

          c.3  - ICMS for Services Provided

Until the  introduction  of  Complementary  Law No.  87 of  September  13,  1996
(Official Gazette of September 16, 1996), the Local Telecommunication  Operating
Companies  invoiced and collected  State  Value-Added Tax ("ICMS") on Fixed Line
Telecommunication  Services,  on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16,
1996, the  telecommunications  operating  companies of the Telebrás  System were
instructed   by  Telebrás  to  no  longer   invoice  and  collect  such  tax  on
international outbound telephone traffic.

Currently,  certain state tax  authorities  are fining local  telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary  Embratel  received a number of fines for non-payment of ICMS for services provided,  including international services and others, also considered by the Company as  partially  or entirely  exempt or  non-taxable.  Based on the facts  currently  available,  the Company's  Management,  jointly with its legal counsel,  considered  the  probability  of loss on this issue to be remote.  The fines concerning facts that may lead to losses,  according to the legal counsel, represent a total of approximately  R$351,000 as of December 31, 2002 (R$290,000 as of December 31,  2001).  As a result of this  evaluation,  no  provision  was recorded in the financial statements.

In July 2002, the subsidiary Star One was assessed by the ICMS (Value Added Tax)
tax  authorities,  in the state of Rio de Janeiro,  in the amount of  R$236,000.
These  assessments  refer to the ICMS tax on the rental of  transponders  and on broadband  internet  services.  Star  One  understands  that  there  is no  ICMS obligation on the referred  services.  In addition,  the  assessments  were made considering  the total  amount of the  revenue  in the  trial  balance.  The tax authorities  did not  consider a number of facts that would reduce the tax base, even if the ICMS was indeed levied on such  activities.  The subsidiary Star One filed an administrative  defense against these assessments are still pending. In view of the nature of those services,  the Company  believes that it can prevail in its arguments.  Due to the  interpretation of Company’s  management and legal counsel,  which  consider  that the  possibility  of loss is  possible,  no loss provision was recorded in the financial statements with respect to this dispute.

Meanwhile,   the  Company  is   participating  in  efforts  to  demonstrate  the
detrimental  economic  effects of any such tax being  charged  on the  mentioned services,  as well as the  indispensability  of  establishing  a tax system more appropriate to the sector.

          c.4  - PIS/Cofins Taxes

On August 21, 2001,  the  subsidiary  Embratel  received two tax claims from the
Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159,000,  is related to PIS charges prior to
1995,  which were offset  according to  Complementary  Law No. 7/70.  In similar cases,  both the  Taxpayers'  Council,  and more  recently the Federal  Court of
Justice (STJ), in a decision of its First Section,  were favorable to the offset made by the Company.  The Company filed an  administrative  defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro  maintained the assessment.  Therefore,  the Company  appealed this decision before the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342,000,  is related to Cofins exemption on the exportation of  telecommunication  services for revenues  through the end of
1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the  legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor.
As of July 26,  2002,  the  decision  in the  first  administrative  level,  the
Company's  understanding  in relation to those mistakes was confirmed,  thus the fine was  reduced by  R$220,000.  In view of this  event,  the actual  remaining
amount  is  R$122,000.   Such  a  decision  is  being  challenged  to  a  higher
administrative level. Additionally, contradictory arguments were made in support of the claim,  which reflect the lack of basis for the assessment,  facilitating the Company's  legal defense,  and making it likely that the entire case will be dismissed.

Based on facts and  arguments  provided,  and also on the  opinion  of its legal counsel,  the Company's  management  evaluated the  probability of loss in these assessments as remote.  Accordingly,  no provision was recorded in the financial statements for this matter.

     d.   Other Taxes

The manner in which Federal,  State and Municipal  taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations.  Management  believes that its  interpretation of the Company's tax obligations is  substantially  in compliance  with the current  legislation.
Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

     e.   Contingencies Related to Anatel and the State Government of São Paulo

As a result of the  inconveniences  caused to the telephone  system users by the telecommunications  carriers,  on July 3, 1999, the implementation  date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers  implemented  the change in dialing codes.

The Company  filed suit  contesting  the  validity of the fine and, on April 24,
2001,  despite the favorable  opinion from the  prosecutor's  office,  the lower court decision was announced, ordering the Company to pay the fine, but favoring the  Company's  request for lowering the amount from  R$55,000 to R$50,000.  The
Company  appealed to the Court  against this decision and obtained a preliminary judicial  injunction  which may  guarantee  the  non-payment  of the fine  while discussing this matter at the second court level.

Based on the same  facts,  the State of São Paulo  and the  Consumer  Protection
Foundation  (Procon)  filed a public  civil  action at the 14th  Court of Public
Finances of the State of São Paulo.  On March 30, 2000,  a lower court  decision was  announced,  ordering  the  Company  and the local  carrier to pay a fine of
R$30,000  and to reimburse  the users of telephone  services in the State of São
Paulo for the phone calls made from July 3 to 12,  1999.  The  Company  filed an appeal against this decision and is currently awaiting the outcome.

The Company's  management and its legal counsel consider that the probability of loss in  these  cases  is only  reasonably  possible  and  consequently  no loss provision was recorded in the financial statements.

     f.   Other judicial claims

The  subsidiary  Embratel  is a defendant  in two  judicial  claims  against the
Company for payment of indemnities for alleged unsettled contractual charges.

Considering  the current  status of the lawsuits and the arguments  presented by legal counsel,  the Company  evaluates the probability of loss in such claims as probable  and has  recorded  a loss  provision  in the  amount of R$6,500 in the financial statements.

The subsidiary  Embratel is also a defendant in two judicial  claims against the
Company for payment of amounts arising from interconnection  agreements with two local operators, which totaled,  approximately,  R$520,200 . This amount relates to disputed amounts from 2000.

Regarding the lawsuit filed in Rio de Janeiro,  any current disputed amounts are now being  deposited in court.  The Company has already  deposited  the total of
R$34,436  related to the months from August to November of 2002. In the judicial claim filed by the other local  operator,  the Court has still not evaluated the request made to force the Company to pay  currently  disputed  amounts,  and the only deposit made was of R$47,315  concerning  the invoices  which were due last
October.

Considering  the terms of the  agreements  and legal  arguments that support the
Company’s  position,  as well as the counter-claims that the Company has against these  companies,  and also  considering  the initial phase of both claims,  the
Company and its legal counsel  evaluate the  probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

22.  ACTUARIAL LIABILITIES - TELOS

Telos - Fundação  Embratel de Seguridade  Social, a closed private pension fund, is a legal entity under private law,  with the objective of providing  pensions,
assistance  and  non-profit   activities,   with  administrative  and  financial
independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel  sponsors  two benefit  plans:  a defined  benefits  plan and a defined contributions  plan, as well as a medical health care plan for retired employees who are  participants  of the defined  benefits plan, all managed by Telos.  The rate of contribution to the first plan (the defined benefits plan) for the years of 2002 and 2001, is 19.8% of the salary of the active participants in this plan
(34 participants on December 31, 2002).

Subsequent to the  privatization,  the Company  created a defined  contributions plan,  through Telos,  which was reviewed and approved by the Brazilian  Federal
Government  on  November  19,  1998.  Subsidiary  Star One also became a sponsor effective  November 1, 2000. All newly hired employees  automatically  adhere to the new plan and no further  admittance to the defined benefits plan is allowed.
For the defined contributions plan, the sponsor's contribution ranges from 3% to
8% of the participants'  salary, in addition to the extraordinary  contribution, provided in the plan's by-laws, for financing  administrative  expenses, and the balance of the account  intended to cover cases of  disability  and death,  also considering lifetime income for participants or beneficiaries.

On  September  1, 1999, a statement  of  recognition,  acknowledgement  of debt, acceptance and  amortization of actuarial  insufficiency  was signed between the subsidiary  and  Telos,  and  approved  by  the  Brazilian  pensions  regulatory authority  ("Secretaria de Previdência  Complementar").  In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years,  based on the monthly flow of benefits to the  employees covered  by the  defined  contributions  plan.  The  unamortized  balance of the liability is increased  monthly at the rate of remuneration of Telos assets when the statement was signed,  subject to a minimum increase based on IGP-DI plus 6%
p. a.. As of December31,  2002, the outstanding balance payable to Telos amounts to R$189,098 (R$226,425 on December 31, 2001).

The  above  mentioned  pension  and  medical  health  care  plans  sponsored  by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Upon the  issuance of CVM  Deliberation  No. 371, on December  13,  2000,  which approved the IBRACON  pronouncement  on accounting  for employee  benefits,  new accounting  guidelines  were  instituted  for  recording  and  disclosure of the effects arising from employee benefit plans.

Consequently,  on  December  31,  2001,  the  subsidiary  Embratel  recorded  an additional  liability in the amount of R$193,424 (effect in Company - R$191,050)
against  shareholders'  equity  in the  form of a prior  period  adjustment.  On
December 31, 2002, that liability amounted to R$213,857.

Reconciliation   of  Assets  and  Liabilities  to  be  Recognized  in  Financial
Statements as of December 31, 2002:

                                                                                       Defined              Medical
                                                                 Defined            contribution          health care
                                                               benefit plan           plan (2)               plan

Actuarial liabilities - present value                             (894,115)             (939,699)           (278,607)
Fair value of the plan assets                                       952,427              830,527              58,103
                                                               ------------           -----------          ----------
Present value of liabilities in excess
      Of fair value of plan assets                                   58,312             (109,172)           (220,504)
Actuarial (gains) or losses unrecognized                              4,046              (50,005)              6,647
                                                                                                     (2)
Actuarial assets unrecognized by subsidiary Embratel               (62,358)              (29,921)    (3)           -
                                                                               (1)
                                                               -----------            ----------         -----------
Net actuarial liabilities                                                 -             (189,098)           (213,857)
                                                                    ======                ======              ======

(1)  Actuarial  assets are not  recognized for  the following  reasons:  (a)  there is  no forecast  for reduction  of future  contributions;  and (b) there are no  assurances  that this  surplus  will be maintained over the coming years.
(2)  Refers  substantially  to   gains  obtained by non  payment  of  interest  and fines  on income tax related to the period from  January 1, 1997  through  August 31,  2001,  as  provided by  Normative
     Instruction  No.  126 of the  Federal  Revenue  Agency  (SRF),  issued on  January  25,  2002,  and
     Provisional  Measure No. 2,222,  issued on September 4, 2001.  The  aforementioned  gains are being deferred,  in conformity with paragraphs 53 and 54 of CVM  Deliberation No. 371, issued on December
     13, 2000.
(3)  Unrecognized  actuarial  assets  by   the  agreement  signed  on  September 1, 1999  (statement  of recognition,  acknowledgement  of debt,  acceptance and  amortization of actuarial  insufficiency).
     According to the statement,  the subsidiary  Embratel is committed to pay the amount  stipulated in up to 20 years.  The statement does not foresee the revision of the liability in an eventual future actuarial insufficiency.

Main actuarial assumptions used at balance sheet date:

     a.   Economic assumptions:

(i)      Discount rate for present value of actuarial liabilities               Inflation + 6.0% p.a. = 11.3% p.a.
(ii)     Expected rate of returns for plan assets                               Inflation + 6.0% p.a. = 11.3% p.a.
(iii)    Average salary increases, INSS benefit growth and plan benefit         Inflation + 0.0% p.a. = 5.0% p.a.
(iv)     Long term annual inflation rate                                        5.0% p.a.
(v)      Wage and benefits capacity                                             0.98 (1)
(vi)     Health care cost trend rate                                            Inflation + 5.44% p.a. (2) = 10.6% p.a.

(1)      The wage and  benefits  capacity  factor  aims to  reflect  the  monetary  loss of the  amounts verified on the date of evaluation,  considering  the  periodicity  and indexes used to recover losses due to inflation.
(2)      Decreasing to Inflation + 2.70% p.a. after 44 years.

     b.   Other assumptions:

(i)      Table of general mortality rate                                        UP-94 rated up to 4 for males and females
(ii)     Table of mortality rate of disability                                  IAPB-57
(iii)    Table of entry into disability                                         Mercer table of entry into disability
(iv)     Turnover                                                               Not used

Statement of changes in actuarial liabilities:

Beginning balance - unsecured liabilities (defined contribution plan,
    as of December  31, 2001)                                                                            226,425
Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)                   193,424
                                                                                                      ----------
Actuarial liabilities as of December 31, 2001                                                            419,849
                                                                                                      ----------
Charges and interests on actuarial liabilities                                                            58,548
Payments made in the period (defined contribution plan)                                                  (75,442)
                                                                                                      ----------
Actuarial liabilities as of December 31, 2002                                                            402,955
                                                                                                          ======
Current                                                                                                   63,973
                                                                                                          ======
Noncurrent                                                                                               338,982
                                                                                                          ======

23.  SHAREHOLDERS' EQUITY

     a.   Capital Stock

The authorized capital on December 31, 2002 and 2001 is comprised of 700 billion common or preferred  shares.  The  subscribed  and fully  paid-in  capital stock amounts to  R$2,273,913  as of December  31, 2002 and 2001.  It is  comprised of
334,399,028  thousand shares without par value, held (in-batches of one thousand shares) as follows:  124,369,031 common shares and 210,029,997 preferred shares.
The book value per share (batches of one thousand shares, expressed in reais) as of December 31, 2002 and 2001, amounts to R$14.11 and R$15.99, respectively.

As of June 29,  2001,  Startel  Participações  Ltda.,  which  held  19.3% of the
Company’s  capital stock,  transferred  2,350,575 common shares (in thousands of shares) to a new shareholder,  New Startel  Participações Ltda., which now holds
0.7% of the Company’s capital stock.

     b.   Income Reserves

              Legal Reserve

The  constitution  of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital  reserves.  After this limit, no further  appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

              Unrealized Earnings Reserve

This reserve  apparently  originated  from the Telebrás  spin-off  (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of  investments.  The reserve is realized when  dividends are received  from the  subsidiaries,  or to  complement  minimum  dividends  due to preferred shareholders.

Since Law No. 10,303/01 became  effective,  the Unrealized  Earnings Reserve has been constituted by the amount of the statutory dividend,  calculated  according to the terms  foreseen  in article  202 of the  referred  Law and the  Company’s by-laws, which exceeds the net earnings for the period.  Therefore,  the amounts constituted  from the issuance of Law No.  10,303/01 now represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003,
the Unrealized  Earnings Reserve balance which originated under the old criteria will keep its original  characteristics,  i.e., the realized amount will compose the base for calculation of dividends.

     c.   Treasury Shares

As of December 31, 2002, the Holding Company held 1,769,667  thousand of its own preferred shares in treasury (1,466,667 thousand of preferred shares on December
31, 2001), at a weighted average cost of R$23.53 per thousand shares (R$28.02 on
December 31, 2001). During 2002, there were no sales of treasury shares.

The market value per lot of 1,000 preferred shares at the end of 2002, expressed in reais, was R$3.74.

     d.   Dividends and Interest on Capital

The preferred shares are non-voting, except under certain limited circumstances.
They are  entitled to (i) a minimum  non-cumulative  dividend of 6% per annum on the amount  resulting from the division of the subscribed  capital by the number of shares,  or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is the higher  (Company’s by-law alteration on December 30, 2002), and have  priority in relation to the common shares in the event of  liquidation  of the Company.

According to the  Company's  by-laws,  dividends  must be  distributed  for each fiscal  year ended  December  31.  These  dividends  must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws
and  in  accordance   with  the  corporate  law.  The  proposed   dividends  are
appropriated at year-end.

The subsidiary Embratel recorded,  as of December 31, 2002, R$29,982 of interest on capital  (receivable)  and  R$27,070 of dividends  (receivable),  credited by subsidiary Star One.  Because of that, the retained  earnings of subsidiary Star
One were fully allocated to its shareholders.

     e.   Retained Earnings

Retained  earnings were destined to permanent  investments of the Company,  duly documented  in a  budgetary  appraisal  approved by  Management,  as foreseen in
Article 196 of the Corporate Law and in Article 8 of CVM  Instruction No. 59, of
December 22, 1986. Such retention will be deliberated in the General Shareholder meeting.

     f.   Stock Option Plan

The stock option plan was approved at the General Meeting of  Shareholders  held on  December 17,  1998 and is regulated by the  Management  Commission  on stock option plan,  within the limits of its authority.  The plan grants directors and employees the option of acquiring  preferred shares at market value on the grant date in the  proportion of 25% in each annual  period,  the first being after an eight-month  period  from the date the option was  granted,  and the other every
January after 2003.  The options must be exercised  within 10 years of the grant date.  Until the third  quarter  of 2001,  the  market  value at grant  date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period,  after one year as from the grant date, also within the limit of 10 years.

The acquired shares will maintain all of the rights  pertaining to the shares of equal class and type,  including  dividends.  The summarized  information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
     Open options as of December 31, 1999                                                    1,762,667
     Options offered in 2000                                                                 2,048,265
     Options exercised in 2000                                                                (122,700)
     Options sold in 2000                                                                       (4,800)
     Options cancelled in 2000                                                                (130,000)
                                                                                         -------------
     Open options as of December 31, 2000                                                    3,553,432
                                                                                         -------------
     Options offered in 2001                                                                 3,106,904
     Options sold in 2001                                                                      (13,333)
     Options cancelled in 2001                                                                (382,292)
                                                                                         -------------
     Open options as of December 31, 2001                                                     6,264,711
     Options offered in 2002                                                                  2,097,333
     Options cancelled in 2002                                                                (477,615)
                                                                                         -------------
     Open options as of December 31, 2002                                                     7,884,429
                                                                                               ========
Weighted average exercise price of the purchase options
     on December 31, 2002 (per thousand shares, expressed in reais)                                5.44

     g.   Reconciliation  of Loss of the  Company  to those of the  Consolidated
          Financial Statements

As of December 31, 2002 and 2001, the  reconciliation  between the Company’s net loss for the period and the Consolidated net loss is as follows:

                                                                                     2002                 2001

    Company                                                                           (626,345)           (544,757)

    Recognition of the effects from the merging process
          which occurred in the subsidiary Star One (Note 14)                                -              (8,914)
    Recognition of the effects of other subsidiaries
          in the subsidiary Embratel                                                         3                   -
                                                                                    ----------          ----------
    Consolidated                                                                      (626,342)           (553,671)
                                                                                        ======              ======

24.  TRANSACTIONS WITH RELATED PARTIES

After the  privatization,  the major  transactions  with related parties started being carried out with WorldCom,  under normal market conditions for these types of operations. Balances receivable and payable as of December 31, 2002 and 2001, resulting from such transactions, are as follows:

                                                                                     Company                Consolidated
                                                                                 2002        2001         2002         2001
ASSETS
   Current-
      Foreign telecommunications operators (telephony traffic)-
          WorldCom                                                                     -           -        86,379       61,254

LIABILITIES
   Current-
       Foreign telecommunications operators (telephony traffic)-
             WorldCom                                                                  -           -        66,050       44,018
             Proceda                                                                   -           -           167        1,300
             Other telecom companies                                                   -           3         1,980          615
       Management fee - WorldCom                                                       -           -        92,871       38,244
       Other liabilities - WorldCom                                                    -           -         3,800          847

INCOME STATEMENTS
    Net operating revenues-
         International traffic WorldCom                                                -           -       128,760      135,616

     Cost of services-
          International traffic WorldCom                                               -           -      (85,623)     (74,460)
          Proceda                                                                      -           -      (14,505)      (5,623)
          Other                                                                        -           -       (4,044)      (1,570)

     General and administrative expenses-
          Management fee - WorldCom                                                    -           -      (36,232)     (37,122)
          Other WorldCom                                                               -           -             -        (847)

     Financial expenses-
          Management fee exchange variation                                            -           -      (18,395)      (1,454)

Under the terms of the  concession  contract  with Anatel and as approved by the shareholders  on  November 18,  1998,  in the years ended  December 31, 2002 and
2001,  the amounts of  R$36,232  and  R$37,122,  respectively,  were  charged to
General and Administrative Expenses for consulting services rendered by WorldCom
International, Inc., a subsidiary of WorldCom.

On August 7, 2002, subsidiaries Star One (Lender) and Embratel (Borrower) signed a Loan  Agreement.  Accordingly,  the subsidiary  Embratel had available,  as of
December 31,  2002,  a credit line of R$150,000 to be drawn from the  subsidiary
Star One. Under this agreement, the repayment shall be as follows:

a)   Up to R$30,000  shall be repaid by  Embratel,  through  offset of dividends and/or interest on  shareholders'  equity payable by Star One over its 2002 results;

b)   The outstanding  balance shall be repaid in 3 equal quarterly  installments commencing after the effective  advance to Embratel.  The third installment will be offset of dividends and/or interest on shareholders' equity payable by Star One out of 2003 results.

The interest rate to be applied to the outstanding  balance at any time shall be equal to 100% of the CDI rate applicable to the corresponding period.

This Loan  Agreement is guaranteed by promissory  notes issued by the subsidiary
Embratel.

25.  INSURANCE

     a.   Subsidiary Embratel

On December 31, 2002, the subsidiary Embratel had insurance contracts (all risks type),  with  total  amount  in risk  equivalent  to  R$12,551,379  and  maximum
indemnity   limited  to   R$1,151,856,   covering  its  equipment  and  that  of
third-parties  located  in  the  subsidiary's  premises,  as  well  as  business interruption.  The assets and  liabilities  of  material  amounts  and risks are covered by insurance in accordance with the concession contracts.

     b.   Subsidiary Star One

All Earth Station Equipment is insured at its approximate  replacement value. On
December  31, 2002,  the  satellites  were covered as described  below (in local currency equivalent to US Dollars on that date):

                                                Amount                Net book
                          Satellite             insured                value

                             B1                 106,361                       -
                             B2                 129,483                   8,228
                             B3                 286,713                  68,382
                             B4                 451,761                 169,192

In respect of B4 and B3, the insurance policy  stipulates that in the event of a
Total Loss or a Constructive Total Loss, the claims are to be paid as follows:

a)   The amount of the claim  corresponding  to the  outstanding  balance of the
     Export-Import  Bank of the United States  (Eximbank)  finance to be paid by the  subsidiary  Embratel  shall  be  paid  directly  to the  Eximbank,  as additional insured. Four months after this payment, the subsidiary Embratel shall reimburse  subsidiary Star One an amount  equivalent to that paid for the Eximbank  finance plus an additional  amount,  as established in Credit
     Agreements dated as of August 23, 2000 and August 1, 1996.

b)   The remaining amount of the claim shall be paid directly to subsidiary Star
     One by the insurance company.

26.  FINANCIAL INSTRUMENTS

     a.   Miscellaneous

The subsidiary  Embratel  carries out  transactions  with financial  instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or  earnings/interest  rates of cash  equivalents  and marketable  securities and loans.  The management of such risks is conducted by means of operating strategies and determination of limits.

     b.   Swap - Interest and Currency

The  subsidiary  Embratel  used  derivative  operations  to protect  against the variation of foreign  currency loan principal and interest against the Real. The par values of such operations,  at the end of 2002 and 2001, totaled R$1,492,801 and R$1,692,057, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted  indices,  and are recorded on an accrual basis under Interest Income
(Expense).

     c.   Criteria, Assumptions and Limitations in Market Value Calculations

          Cash and Cash  Equivalents,  Trade  Accounts  Receivable  and Accounts
          Payable - Current

The balances per books approximate  market value because of the high turnover of these instruments.

          Deferred Taxes - Assets and Liabilities

The market value was  calculated  through the discount of projected  cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

          Loans and Financing and Swap (Hedge)

The market value is calculated  through the present value of the projected  cash flows related to each instrument and maturity dates,  using current interest and exchange rates for similar instruments in financial markets.

          Limitations

The market values are  calculated on a specific date,  based on relevant  market
and  financial   instrument   information.   The  changes  in  assumptions   may
significantly impact such estimates.

The financial  instruments,  including short-term amounts, which are recorded at amounts different from market values, are summarized below:

                                                                                         Consolidated
                                                                             2002                            2001
                                                                   Book           Market           Book           Market
                                                              ---------------  -------------  --------------  --------------
                                                                   value           value          value           value

             Deferred and recoverable taxes                         1,623,474      1,083,249       1,096,795         952,732
                                                                -------------  -------------   -------------   -------------
                       Assets                                       1,623,474      1,083,249       1,096,795         952,732
                                                                     ========       ========        ========        ========

             Taxes and contributions                                  307,841        282,868         679,770         622,300
             Loans and financing                                    5,391,294      4,547,315       3,575,902       3,428,869
             Swap/Hedge                                             (499,359)      (323,535)         152,208         130,507
                                                                -------------  -------------   -------------   -------------
                       Liabilities                                  5,199,776      4,506,648       4,407,880       4,181,676
                                                                     ========       ========        ========        ========

27.  DIRECTORS' FEES

During the years 2002 and 2001,  directors'  fees in the amount of R$48 for each period  (consolidated  - R$10,565 in 2002 and R$6,801 in 2001),  were classified under the heading Operating Expenses.

28.  COMMITMENTS WITH ANATEL (UNAUDITED)

The table  below  shows the  commitments  to  quality,  demand and  traffic,  as established  in the  commitment  protocol for 2003 and the status of  subsidiary
Embratel’s compliance with these commitments on December 31, 2002.

                                                                                   Situation on
                                                                                   December 31,         Goal for
                                   Indicator                                    ------------------  ----------------
                                                                                       2002               2003

Rates of domestic long distance calls, completed in each peak period of fixed telephone switching services-
        Morning                                                                          68.2%             65.0%
        Afternoon                                                                        70.2%             65.0%
        Night                                                                            63.0%             65.0%
Rates of completed calls for services with telephone customer service up to 10 seconds in each peak period of the fixed
    telephone switching service-
        Morning                                                                          95.0%             93.0%
        Afternoon                                                                        93.9%             93.0%
        Night                                                                            95.9%             93.0%
Requests for repair of public telephone sets, for 100
     telephones in operation, per month                                                     20                12
Number of accounts with complaints of errors for each thousand                            0.78                 3
Quantity of public telephones in operation in the service
     concession area                                                                     1,241               (*)

(*) There is no fixed goal for this indicator in the regulations.

Concerning the authorization  obtained by the subsidiary  Embratel for operating of Switched  Fixed  Telephony  Services for local areas (Note 1), Anatel has not yet defined neither  parameters and quality  indicators related to that service, nor dates for such commitments to be valid thereafter.

29.  VOLUNTARY DISMISSAL PROGRAM

The  subsidiary  Embratel  completed,  in the  first  half of  January  2003,  a
Temporary  Dismissal  Program,  with granted  financial,  assistance  and social incentives.

The Program,  initiated  in December  2002,  was destined to employees  who were already retired through INSS and those who were entitled to retire, proportional or integrally, through INSS or Telos.

In order to implement this Program,  the subsidiary Embratel set up a provision, in December 2002, in the approximate amount of R$20,000.

30.  SUBSEQUENT EVENT

As described in Note 21 c.1., due to the  administrative  decision which reduced the amount of the assessment related to the Income Tax on Remittances to Foreign
Telecommunications  Companies, the Company made an administrative deposit in the amount of R$35,532 (including interests and charges).

On January 28, 2003, the subsidiary Embratel was notified by the Federal Revenue
Agency (SRF) about the need to complement that deposit in R$3,884, corresponding to  the  benefit  of  reduction  of 30% of the  judicial  charge,  based  on the understanding  of the SRF that it would be due in case of  payment of the tax in debt.

On  February  3,  2003,   the  subsidiary   Embratel,   through  its  attorneys,
communicated the SRF branch that since the decision issued on the administrative level was related only to the calculation  basis, the Company was not opposed to that decision.  However,  the subsidiary  Embratel retained its right to discuss this  matter  in the  future,  should  any  changes  occur in the  understanding originating  from the decision at the first judicial  level.  Moreover,  the SRF branch was informed of the Company’s  decision to abstain from  transforming the administrative  deposit into a judicial deposit, in view of the fiduciary letter which guarantees the entire credit at the judicial level.

Accordingly,  the  subsidiary  Embratel  decided to convert  the  administrative deposit into a payment,  notwithstanding the possible  restitution of the amount based on an expected favorable decision by the Court.  However, the Company will conservatively  recognize the aforementioned  amount as an expense in the income statement in the first quarter of 2003.

31.  TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying  financial  statements are presented on the basis of accounting practices  established  by the  corporate  law  in  Brazil.  Certain  accounting practices  applied by the Company  and its  subsidiaries  that  conform to those accounting  practices  in  Brazil  may  not  conform  to  accounting  principles generally accepted in other countries.

                             * * * * * * * * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.